Exhibit 99.1

Granite is well positioned to achieve its growth and diversification objectives and create sustainable income and long-term value for all unitholders
GLOBAL PLATFORM FOR GROWTH          REDUCED COST OF CAPITAL          INDUSTRY LEADING BALANCE SHEET
GAME CHANGING LEASE EXTENSIONS          STRATEGIC REVIEW COMPLETE          CONSISTENT OUTPERFORMANCE
GRANITE: 56%        S&P/TSX CAPPED REIT INDEX: 20%        2013        2017
TOTAL RETURN SINCE REIT CONVERSION 03-JAN-15 TO 05-MAY-17
Don’t allow short-term oriented dissidents to put this significant opportunity at risk Vote only the WHITE proxy to continue Granite’s proven strategy for value creation and strong momentum
GRANITE REIT

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May 15, 2017

Dear Granite Unitholders:

Since 2011, Granite’s Board and management have executed a strategy that has driven significant gains for Granite investors and positioned Granite for continued success in 2017 and beyond. Granite is one of the best performing REITs in Canada. It generated a total cumulative return to unitholders of approximately 24.5% in 2016, compared to 17.4% for the S&P/TSX Capped REIT Total Return Index. Since converting to a REIT on January 3, 2013, Granite has generated a total cumulative return of 55.9%, compared to a total cumulative return of 19.8% for the S&P/TSX Capped REIT Total Return Index over the same time period.

Now, two dissident unitholders, FrontFour Capital and Sandpiper Group, have stated that they intend to nominate their respective principals – Zach George and Samir Manji – for election to the Granite Board.

The dissidents have a track record of value destruction in the real estate sector, a history of related party transactions and a short-term orientation. Moreover, the arguments they have made against Granite are weak, misleading or false.

But don’t just take our word for it. Here is what an RBC Capital Markets research analyst wrote about the dissidents’ views regarding Granite:

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In addition to achieving these positive results and providing superior returns to unitholders, we have also been diligent in maintaining strong corporate governance, which includes a board renewal process that commenced last year and resulted in the addition in 2016 of two new highly accomplished Board members, Donald Clow and Brydon Cruise, and two other highly qualified and experienced individuals, Remco Daal and Kelly Marshall, being nominated for election at our upcoming meeting of unitholders. Together, they add fresh perspective and further deepen the Board’s skill set and expertise in real estate investment and other areas that are important to Granite’s business. This board renewal process will continue into 2018 and beyond.

Granite has an international platform that provides it with access to investment opportunities across Europe and North America. It is well positioned to create sustainable value because of the actions we have taken to strengthen and de-risk our asset base, create stable and highly visible long-term cash flows, and reduce our cost of capital to enable us to pursue our strategy of acquiring high quality real estate assets using our proven disciplined approach. The dissidents’ agenda is aimed at pushing Granite to take short-sighted actions that would threaten our ability to continue to capitalize on the strong foundation for growth we have established.

Unitholders are urged to carefully consider the contents of Granite’s proxy circular and then only vote the WHITE proxy FOR Granite’s nominees, well in advance of the proxy voting deadline of 10:00 a.m. (Toronto time) on Tuesday, June 13, 2017.

Thank you for your continued trust in and support of Granite,

G. WESLEY VOORHEIS Chairman Granite Real Estate Investment Trust and Granite REIT Inc.	MICHAEL FORSAYETH Chief Executive Officer Granite Real Estate Investment Trust and Granite REIT Inc.

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REASONS TO VOTE FOR GRANITE’S NOMINEES

Granite is one of the best performing REITs in Canada

Granite generated a total cumulative return to unitholders of approximately 24.5% in 2016, compared to 17.4% for the S&P/TSX Capped REIT Index. Since converting to a REIT on January 3, 2013, Granite has generated a total cumulative return of 55.9%, compared to a total cumulative return of 19.8% for the S&P/TSX Capped REIT Index over the same time period.

Granite has delivered leading returns for unitholders

Granite has executed on its strategy and is well positioned for growth

Since 2011, when the dual class share structure of Granite’s predecessor, MI Developments Inc., was eliminated and the board of that company was reconstituted, Granite has converted to a REIT, de-risked its portfolio, diversified its asset base, created greater value than its peers, reduced its cost of capital and built the financial firepower to capitalize on significant growth opportunities ahead.

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REASONS TO VOTE FOR GRANITE’S NOMINEES

Following the exploration of a potential sale of certain of Granite’s assets, in June 2015, the Board initiated a comprehensive review of all strategic alternatives that could be in the best interests of unitholders. Independent financial advisors were engaged to assist Granite in the review process.

The Board carefully considered a number of strategic alternatives, including transformational acquisitions, a sale of Granite, the sale of some or all of Granite’s special purpose assets to one or more potential acquirers, including Magna, a substantial issuer bid, paying a special distribution to unitholders, and maintaining the current strategy. The strategic review reaffirmed Granite’s current strategy and provided the Board with critical external perspectives on the value of Granite’s assets.

Based on this review, the Board determined in March 2016 that its current strategy offered the greatest value to unitholders. That decision has since been validated by Granite’s performance. Since the completion of the strategic review, Granite has returned 38% for unitholders compared to 16% for the S&P/TSX Capped REIT Index and eliminated the discount to consensus net asset value per unit. Granite’s current unit price is significantly higher than the price offered under any acquisition proposal received or any alternative pursued by Granite during the review process.

Coming out of the review in March 2016, and with the benefit of what it learned from the review, Granite made it a priority to renew and extend five particular special purpose property leases with Magna. Granite exceeded this objective in October 2016 when it extended and renewed leases for not only the five specified leases, but an additional ten leases with Magna, including two additional leases for special purpose properties. This provided Granite with:

•	long term stability and enhanced visibility of our future revenue streams – having locked in over $800 million in future cash flow from an A- credit rated tenant, Magna;

•	a weighted average lease term of 6.9 years for the portfolio and 10.7 years for the special purpose properties;

•	the ability to complete a debt financing in December 2016 on very favourable terms, which resulted in an improved debt maturity schedule with a weighted average interest rate of 2.53%;

•	a balance sheet unencumbered by secured debt;

•	a lower cost of capital; and

•	borrowing capacity in excess of $1 billion, based on Granite’s targeted leverage ratio in the 40% range.

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REASONS TO VOTE FOR GRANITE’S NOMINEES

Granite has an international platform that provides it with access to investment opportunities across Europe and North America. As a result of successfully executing on its strategy, Granite is now much better positioned to pursue its strategy of acquiring high quality real estate assets using its proven disciplined approach.

Granite has a highly qualified, highly engaged Board

Granite has an experienced, engaged Board that has overseen the creation of growing and sustainable value.

In 2016, the Board began a board renewal process pursuant to which it has considered a number of qualified candidates and their ability to make meaningful contributions to the Board and its stewardship of Granite’s business. This process resulted in the addition in 2016 of two new highly accomplished Board members, Donald Clow, President and Chief Executive Officer of Crombie Real Estate Investment Trust, and Brydon Cruise, Chairman and Managing Partner of Brookfield Financial Securities LP.

Also as part of this process, two additional highly qualified individuals, both of whom have real estate investing experience, are being nominated for election to the Board at the unitholders meeting, Remco Daal, President of Canadian Real Estate at QuadReal, and Kelly Marshall, Managing Partner, Global Corporate Finance of Brookfield Asset Management.

As a group, the nominees proposed by Granite for election at the unitholders meeting have extensive experience in business-critical areas, including real estate investment, accounting, finance, legal, governance and human resources. For additional information regarding Granite’s nominees, please see “Matters to be Acted Upon at the Meetings – Election of Trustees of Granite REIT”.

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REASONS TO REJECT DISSIDENT NOMINEES

On May 8, 2017, the dissidents announced their intention to nominate directors to Granite’s Board at the meetings of Granite’s unitholders. They did not indicate who their nominees will be, but they privately indicated to Granite that the respective principals of FrontFour and Sandpiper, Zach George and Samir Manji, would be their nominees.

Granite urges its unitholders to consider the following reasons to vote the WHITE proxy FOR Granite’s nominees and WITHHOLD from voting for any nominees proposed by the dissidents.

FrontFour activist campaigns have destroyed value in the real estate sector

FrontFour has a dismal track record in the real estate sector. While seeking to be an agent of (presumably positive) change, the facts suggest otherwise:

Huntingdon: Three nominees of FrontFour were appointed to the board of Huntingdon as part of a settlement on January 17, 2008. Huntingdon’s performance from that date to August 2009, when it entered into a transaction with IAT Air Cargo Facilities Income Fund, and to August 2014, when its acquisition by Slate Asset Management LP was announced, severely lagged that of the S&P/TSX Capped REIT Index.

IAT Air Cargo: Three FrontFour nominees were appointed to IAT’s Board on September 15, 2008, shortly after FrontFour increased its ownership interest in IAT to approximately 45%. The result was more value destruction, with IAT’s performance comparing unfavourably to that of the S&P/TSX Capped REIT Index.

Trez Capital Mortgage Investment Corporation: Zach George, co-founder of FrontFour and apparent dissident nominee, was appointed to the board of Trez Capital as part of a settlement on May 9, 2016. Trez Capital’s performance from that date to May 5, 2017 significantly lagged that of the S&P/TSX Real Estate Index.

The value creation at FAM REIT – of which Zach George was Chairman – significantly trailed that of Granite and FAM REIT’s peers

Mr. George is the former Chairman of FAM REIT, a REIT that notably underperformed Granite as well as its own peer group over Mr. George’s tenure at FAM REIT. Granite outperformed FAM REIT on an aggregate return and NAV per unit growth basis from January 3, 2013 to August 11, 2014 – the period corresponding with Granite’s conversion to a REIT until the day prior to the announcement of a transaction between FAM REIT, Huntingdon and Slate Asset Management.

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REASONS TO REJECT DISSIDENT NOMINEES

Under FrontFour’s watch, FAM REIT made dilutive acquisitions that diminished Net Asset Value per unit

The dissidents are suggesting that Granite should seek to grow quickly. We agree. As noted above, Granite is currently well positioned to capitalize on its strong foundation for growth, and it will make acquisitions in a disciplined and prudent manner.

In contrast, with Zach George as Chairman, FAM REIT made a number of highly dilutive acquisitions. During his tenure, Net Asset Value per unit declined by approximately 16% over a span of two years from its initial public offering to its transaction with Slate Asset Management. During the same two-year period, FAM REIT’s large and small cap peers saw their Net Asset Value per unit grow by approximately 8% and 10%, respectively.

Eventually, with Zach George as its Chairman, FAM REIT completed a transaction with Slate Asset Management that resulted in a 7.6% decline in FAM REIT’s IFRS fair value per unit.

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REASONS TO REJECT DISSIDENT NOMINEES

Under FrontFour’s watch, both Huntingdon and FAM REIT participated in controversial related party transactions

FAM REIT entered into a related party contract with another FrontFour-controlled entity by hiring Huntingdon as its external manager under one of the most expensive management contracts at the time. The external management contract included uncommon leasing and financing fees that provided an incentive for FrontFour nominees on the FAM REIT Board to pursue acquisitions or lease renewals, regardless of their value to FAM REIT unitholders and often at their expense.

In addition, FrontFour played a central role in the following two controversial related-party transactions during its tenure at Huntingdon and FAM REIT.

Huntingdon – IAT Air Cargo

In 2009, IAT and Huntingdon, both entities in which FrontFour had a significant interest, agreed to merge in a transaction that clearly benefitted FrontFour at the expense of other Huntingdon unitholders.

At the time, FrontFour had an approximate 45% ownership interest in IAT and its nominees represented a majority of the board. FrontFour had only an approximate 7% ownership interest in Huntingdon, though FrontFour’s nominees held 50% of the board seats.

Despite being larger than IAT in both asset value and market capitalization, Huntingdon unitholders were slated to own less than half of the merged entity. The terms of the transaction were subsequently amended to reduce the consideration to be received by IAT shareholders. In the end, the true winner of the transaction was FrontFour, which retained an approximate 25% economic interest in the combined entity, with Zach George assuming the position of President and CEO.

“Zachary George muscled his way onto the board of Huntingdon Real Estate Investment Trust (HREIT) at the beginning of 2008 looking to shake things up… Although HREIT is a larger entity both in asset value of real estate holdings and market capitalization, IAT unitholders will own 53 per cent of the merged entity and HREIT unitholders will own the other 47 per cent.”

– Winnipeg Free Press (2009)

“We believe the merger would likely not yield additional value to unitholders, but would rather reduce it. As such, the merits of this proposed transaction are not obvious to us.”

– Jeff Roberts, Desjardins Securities (2009)

Huntingdon, FAM REIT – Slate Asset Management

On August 12, 2014, Slate Asset Management announced a transaction to acquire all of the outstanding units of Huntingdon for cash, while concurrently FAM REIT announced a transaction to acquire office properties from Slate Asset Management. At this time, FrontFour owned approximately 13% of Huntingdon, and Zach George was the Chairman of FAM REIT.

While the transaction worked out well for Huntingdon, by the end of 2014 FAM REIT units were trading at an approximate 14% discount to their unit price the day before the transaction was announced.

“Thumbs down. At least three analysts have poured scorn on the first of this week’s two real estate investment trusts acquisitions: the purchase of Huntingdon Capital Corp. by Slate Properties Inc. According to Canaccord’s Rothschild, “it is not clear to us why FAM unitholders would vote in favour of a dilutive acquisition, especially considering that the management contract is being amended without much benefit to unitholders.”

– National Post (2014)

“So very, very good deal for Slate, very, very good deal for Huntingdon… has the potential for being a good deal for FAM, though on the surface right now it is not something I am hugely positive about. They are not really paying enough for the control that they are getting [at FAM REIT], so it is not a great deal on that side.”

– Rob Sutherland, Euro Pacific (2014)

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REASONS TO REJECT DISSIDENT NOMINEES

FrontFour’s holdings suggest it has a short-term strategy

The dissidents suggest that their interests are aligned with those of other Granite unitholders, but FrontFour’s holdings suggest a short-term focus. According to public sources, FrontFour has an average investment holding period of only approximately three calendar quarters.

Unitholders should be aware that over 20% of FrontFour’s position in Granite is held in call options with strike prices ranging from $42.00 to $50.00, of which 92% have an expiry date of July 21, 2017 – just 36 days after the scheduled date of Granite’s annual meeting. These holdings suggest that the dissidents are focused on a short-term strategy that could result in a jump in the price of Granite units prior to the expiry date of their options.

FrontFour does not have the same incentives as other unitholders. The dissidents’ interest in Granite should be viewed through this lens as unitholders consider which nominees will best represent their interests on the Board.

FrontFour’s performance has been dismal and it has been suffering significant redemptions

According to public sources, FrontFour has significantly underperformed the broader market, with a -4.5% alpha (which represents underperformance relative to a broader market index) over the last three years relative to the S&P 500, and FrontFour’s assets under management have dropped by more than 27%, from approximately U.S.$430 million to approximately U.S.$310 million.

This performance is telling for Granite unitholders. The fact of the matter is that FrontFour’s investors – those with the best insight into FrontFour’s judgment and performance – are voting with their wallets and feet.

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REASONS TO REJECT DISSIDENT NOMINEES

Mr. Manji’s main venture, Amica Mature Lifestyles, also underperformed

Sandpiper principal and apparent dissident nominee, Samir Manji, is the former Chairman and CEO of Amica Mature Lifestyles Inc. Amica’s performance under Mr. Manji’s leadership also trailed that of its peers.

Amica, under Samir Manji’s watch, was involved in several related party transactions

During the years that Samir Manji was the CEO of Amica, Amica also engaged in numerous related party transactions with entities controlled by members of the Manji family.

The dissidents’ actions are disingenuous

The dissidents have made false, contradictory or deliberately misleading statements about their intentions with respect to Granite.

After advising Granite, through their legal advisors, in late April that they intend to replace three to five members of the Granite Board, they subsequently had a meeting with two Granite Board members at which they asked if they could suggest two individuals for consideration by the Board as part of its ongoing board renewal process, to which Granite agreed. They changed tack again the next day when a press article reported that the dissidents were pushing for board changes at Granite, citing “people familiar with the matter, who asked not be identified”. They also wrote to Granite that day, seeking “minority representation” on the board and a “resolution” by the end of the week, notwithstanding that they had still not provided any names or other information regarding their proposed candidates.

After advising Granite on Sunday, May 7th that their proposed candidates would be Mr. George and Mr. Manji, the dissidents issued a press release the following day and made public a presentation that they had already been making to market participants, stating that they intend to nominate independent trustees to the Granite Board, but failing to identify their nominees. To date, they still have not publicly announced the identity of their independent nominees.

This pattern of inconsistent and unconstructive behaviour raises questions regarding the dissidents true objectives with respect to Granite.

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REASONS TO REJECT DISSIDENT NOMINEES

Misleading and inaccurate statements made by the dissidents

Dissidents’ attempt to take credit for Granite’s strong unit price performance

The dissidents insinuate that Granite’s strong unit price performance has been driven by their buying. In coming to this conclusion they ignore the true driver of Granite’s recent unit price increase: the momentum stemming from management’s key initiatives, including the completion of the Magna lease extensions in October 2016, the completion of the debt financing in December 2016 and the release of strong results in March 2017.

Granite’s financial advisor has advised that transactions amounting to 20% of trading volume would not have a significant impact on the trading price of Granite’s stapled units.

Performance comparisons

The dissidents claim that Granite’s performance has lagged its peers. To support this claim, they compare Granite to a group of issuers (the “dissident issuer group”) that they have devised to support their argument. The problem is that the dissident issuer group is comprised of companies whose portfolio compositions by asset type and geography are materially different from that of Granite.

“…we take issue with the far too one-sided, and in some instances, aggressive tone of the [dissident] presentation.” Neil Downey, RBC Capital Markets May 11, 2017

For example:

•	Special purpose properties represent over 40% of Granite’s portfolio compared with approximately 10% for the dissident issuer group.

•

Granite derives approximately 29% of its revenue from the U.S., but it also derives approximately 26% from Canada and 45% from Europe. The U.S. issuers in the dissident issuer group derive approximately 96% of their revenue from the U.S.

The comparison is intended to mislead. If the dissidents’ criticisms of Granite were valid, they simply wouldn’t need to play games like this. The facts would speak for themselves.

General and Administrative (“G&A”) Expenses

The dissidents purport to be concerned about the level of Granite’s G&A expenses, yet they omit the following facts from their analysis:

• G&A expenses for the first quarter of 2017 are approximately 11% lower year-over-year;

• The annualized G&A run-rate of less than $25 million for the first quarter of 2017 is over $3 million lower than the $28 million of actual G&A costs in 2016;

• Approximately 50% of Granite’s G&A expense relates to compensation for 48 full-time employees, of which approximately one-third are in real estate functions, who manage $2.7 billion of assets.

Granite remains focused on its G&A expenses as its business model evolves to ensure a cost-effective structure to deliver value to its unitholders.

Reference to a “failed” strategic review

The dissidents refer to Granite having conducted a “failed” strategic review. The Board’s review of strategic alternatives reaffirmed Granite’s current strategy and provided valuable external perspectives on the value of Granite’s assets. Since the conclusion of the strategic review process, Granite has returned 38% for unitholders compared to 16% for the S&P/TSX Capped REIT Index. Granite’s current unit price is significantly higher than the price offered under any acquisition proposal received or any other alternative pursued by Granite during the review process.

*  *  *  *  *  *  *  *

Granite is one of the best-performing REITs in Canada, has strong corporate governance, and is well positioned to pursue its acquisition strategy. Do not let short-term oriented dissidents with a history of value destruction jeopardize your investment. Vote only the WHITE proxy FOR Granite’s nominees to the Board, well in advance of the proxy voting deadline of 10:00 a.m. (Toronto time) on Tuesday, June 13, 2017.

VOTE FOR THE GRANITE NOMINEES ON THE WHITE FORM OF PROXY TODAY

Questions or assistance, please contact D.F. King at 1-866-822-1237 (toll free in North America) or

1-201-806-7301 (outside North America) or email at inquiries@dfking.com.

GRANITE TRUSTEES AND DIRECTORS UNANIMOUSLY RECOMMEND THAT UNITHOLDERS VOTE USING ONLY THE WHITE FORM OF PROXY:

☑	FOR	THE ELECTION OF TRUSTEES OF GRANITE REIT AS SET OUT IN THIS CIRCULAR

☑	FOR	THE ELECTION OF DIRECTORS OF GRANITE GP AS SET OUT IN THIS CIRCULAR

☑	FOR	THE RE-APPOINTMENT OF DELOITTE LLP AS AUDITORS OF GRANITE REIT

☑	FOR	THE RE-APPOINTMENT OF DELOITTE LLP AS AUDITORS OF GRANITE GP

GRANITE CAUTIONS UNITHOLDERS TO DISREGARD ANY PROXY MATERIALS RECEIVED FROM FRONTFOUR AND SANDPIPER

YOUR VOTE IS EXTREMELY IMPORTANT.

SUBMIT ONLY THE WHITE FORM OF PROXY TODAY OR IN ANY EVENT

BY NO LATER THAN 10:00 A.M. (TORONTO TIME) ON JUNE 13, 2017

VOTE FOR THE GRANITE NOMINEES ON THE WHITE FORM OF PROXY TODAY

Questions or assistance, please contact D.F. King at 1-866-822-1237 (toll free in North America) or

1-201-806-7301 (outside North America) or email at inquiries@dfking.com.

YOUR VOTE IS VERY IMPORTANT – HOW TO CAST YOUR VOTE

Vote only the WHITE form of proxy today or no later than 10:00 a.m. (TORONTO TIME) on June 13, 2017.

Time is short. In order to ensure that your proxy is received in time for the joint annual general meetings to be held on Thursday, June 15, 2017, we recommend that you vote in one of the following ways as soon as possible.

VOTING METHOD	BENEFICIAL HOLDERS If your Stapled Units are held with a broker, bank or other intermediary	REGISTERED HOLDERS If your Stapled Units are held in your name (and/or represented by a physical certificate)

INTERNET	Visit www.proxyvote.com and enter your 16 digit control number located on the enclosed WHITE voting instruction form.	Visit www.investorvote.com and enter your control number located on the enclosed WHITE form of proxy.

TELEPHONE	Canada: Call 1-800-474-7493 U.S.: Call 1-800-454-8683 and provide your 16-digit control number located on the enclosed voting instruction form.	Use any touch-tone phone, call toll free in Canada and U.S.: 1-866-732-VOTE (8683)

FACSIMILE	Canada: Fax your WHITE voting instruction form to 905-507-7793 or toll free to 1-866-623-5305 that your vote is received before the deadline. U.S.: N/A

Within North America: Fax your WHITE form of proxy toll free to 416-263-9524 in order to ensure that your vote is received before the deadline.

Outside North America: Fax your WHITE form of proxy to 1-866-249-7775 in order to ensure that your vote is received before the deadline.

MAIL	Mail your WHITE voting instruction form in reply envelope provided.	Mail your WHITE form of proxy to: Computershare Investor Services Inc. Attention Proxy Department. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call:

North American Toll Free Number: 1-866-822-1237

Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301

Email: inquiries@dfking.com

North American Toll Free Facsimile: 1-888-509-5907

Facsimile: 1-647-351-3176

VOTE FOR THE GRANITE NOMINEES ON THE WHITE FORM OF PROXY TODAY

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All monetary amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

FORWARD-LOOKING STATEMENTS AND IFRS AND NON-IFRS FINANCIAL MEASURES

Forward-looking Statements

This Circular contains statements that, to the extent they are not recitations of historical fact, may constitute ‘‘forward-looking statements’’ or ‘‘forward-looking information’’ within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘should’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, ‘‘seek’’ and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, there can be no assurance that the intended developments in Granite’s business and financial condition, including, the expansion and diversification of Granite’s real estate portfolio, can be achieved in a timely manner, with the expected impact or at all.

Forward-looking statements and forward-looking information are based on information available at the time and/or Management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the ‘‘Risk Factors’’ section in Granite’s Annual Information Form for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The ‘‘Risk Factors’’ section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

IFRS and Non-IFRS Financial Measures

In addition to using financial measures determined in accordance with International Financial Reporting Standards (“IFRS”), Granite also uses certain non-IFRS measures in managing its business including to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income (‘‘NOI’’), funds from operations (‘‘FFO’’), adjusted funds from operations (‘‘AFFO’’), net asset value (‘‘NAV’’) before and after deferred taxes, FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage

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ratio and any related per unit amounts. Investors are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures used by other reporting issuers. Refer to ‘‘Non-IFRS Measures’’ in Management’s Discussion and Analysis of Results of Operations and Financial Position for Granite’s interim period ended March 30, 2017 for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

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JOINT NOTICE OF ANNUAL GENERAL MEETINGS OF HOLDERS OF STAPLED UNITS

JOINT NOTICE is hereby given that the Annual General Meetings of holders of stapled units (collectively, the “Meetings”), being the annual general meeting of unitholders of Granite Real Estate Investment Trust (“Granite REIT”) and the annual general meeting of shareholders of Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”), will be held concurrently at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada, on Thursday, June 15, 2017, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a)

to receive and consider the annual report of Granite, including the combined financial statements of Granite for the financial year ended December 31, 2016 and the auditor’s report on those statements;

(b)	to elect the trustees of Granite REIT for the ensuing year;

(c)	to elect the directors of Granite GP for the ensuing year;

(d)	to re-appoint Deloitte LLP the auditor of Granite REIT for the ensuing year, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT;

(e)

to re-appoint Deloitte LLP the auditor of Granite GP for the ensuing year, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and authorize the directors to fix the auditor’s remuneration; and

(f)	to transact such further or other business or matters as may properly come before the Meetings or any adjournment(s) or postponement(s) thereof.

Only shareholders and unitholders of record at the close of business on May 9, 2017 will be entitled to receive notice of, to attend and to vote at the Meetings or any adjournment(s) or postponement(s) thereof.

Your vote is important to us, regardless of the number of stapled units held. Please vote today using only the WHITE proxy.

A Management Information Circular / Proxy Statement and a WHITE form of proxy are enclosed with this Joint Notice of Annual General Meetings of holders of stapled units of Granite. The Management Information Circular / Proxy Statement provides additional information concerning the matters to be dealt with at the Meetings. If you are unable to be present at the Meetings in person, please complete, date and sign the enclosed proxy and return it in the enclosed envelope provided for that purpose in accordance with the instructions set out in the section entitled “Appointment and Revocation of Proxies” of the enclosed Management Information Circular / Proxy Statement. All proxies must be received by 10:00 a.m. (Toronto time) on Tuesday, June 13, 2017, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the Meetings, if adjourned, are reconvened, or, if the Meetings are postponed, are convened. The Chair of the Meetings may waive or extend the proxy cut-off without notice.

Proxies must be returned to one of the following locations: (a) Computershare Investor Services Inc., Granite’s registrar and transfer agent, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or (b) the principal executive offices of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the Chief Executive Officer of Granite REIT and Granite GP. Shareholders and unitholders may elect to vote by use of the telephone or via the internet in accordance with the instructions on the applicable WHITE form of proxy.

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If you have any questions about voting your proxy, or did not receive a proxy, please call Granite’s proxy solicitor, D.F. King at 1-866-822-1237 (toll free in North America) or 1-201-806-7301 (outside North America) or email at inquiries@dfking.com.

BY ORDER OF THE BOARD OF TRUSTEES OF GRANITE REAL ESTATE INVESTMENT TRUST	BY ORDER OF THE BOARD OF DIRECTORS OF GRANITE REIT INC.

MICHAEL FORSAYETH Chief Executive Officer Granite Real Estate Investment Trust	MICHAEL FORSAYETH Chief Executive Officer Granite REIT Inc.

May 15, 2017

Toronto, Ontario

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MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

The Meeting Materials and Solicitation of Proxies

This joint Management Information Circular / Proxy Statement dated May 15, 2017 (the “Circular”), accompanying joint Notice of Annual General Meetings (the “Notice”), and accompanying WHITE form(s) of proxy and all attachments thereto (collectively, the “Meeting Materials”) are furnished to owners (“Unitholders”) of stapled units (“Stapled Units”) (each consisting of one trust unit (a “REIT Unit”) of Granite Real Estate Investment Trust (“Granite REIT”) and one common share (a “GP Share”) of Granite REIT Inc. (“Granite GP”)) in connection with the solicitation by and on behalf of the management of Granite REIT and Granite GP (“Management”) of WHITE proxies to be used at the Annual General Meetings of Unitholders (the “Meetings”) to be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada, on Thursday, June 15, 2017, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice.

This Circular contains information about both Granite REIT and Granite GP in accordance with exemptions granted by Canadian securities regulatory authorities dated December 21, 2012. For periods prior to January 3, 2013, the date upon which Granite Real Estate Inc. (“Granite Co.”) converted from a corporate structure to a stapled unit real estate investment trust structure pursuant to the Business Corporations Act (Québec) (the “2013 Arrangement”), this Circular also contains information about Granite Co. Throughout this Circular, unless otherwise specified or the context otherwise indicates, “we”, “us”, “our” and “Granite” refer to the combined Granite REIT and Granite GP and their subsidiaries and investees and, for periods prior to implementation of the 2013 Arrangement, their predecessor Granite Co. and its predecessors and subsidiaries.

As provided in the Amended and Restated Declaration of Trust of Granite REIT dated January 3, 2013 (the “Granite REIT Declaration of Trust”) and the articles of Granite GP, each REIT Unit is “stapled” to a GP Share (and each GP Share is “stapled” to a REIT Unit) such that they trade together as Stapled Units (unless and until an “Event of Uncoupling”, as defined, occurs). References in this Circular to “Unitholders” refer to holders of Stapled Units including, as applicable and as the context may require, to such persons as holders of REIT Units and/or holders of GP Shares comprising Stapled Units.

The Meeting Materials are being mailed to Unitholders of record as of the close of business on May 9, 2017. Granite will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and employees of Granite may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation materials to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

D.F. King has been retained by Granite as proxy solicitation agent in connection with the solicitation of proxies for the Meetings. For solicitation services provided by D.F. King, it will receive a fee of up to $175,000, plus a per call fee. If you have any questions or require more information with regard to voting your proxy, please contact D.F. King, toll free in North America at 1-866-822-1237 or at 1-201-806-7301 outside of North America; or by e-mail at inquiries@dfking.com. Granite may cause a soliciting dealer group to be formed, and pay customary fees for such services.

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APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named as the appointed proxy holder in the accompanying WHITE form(s) of proxy are Management appointees and are officers of Granite. A Unitholder has the right to appoint a person (who need not be a Unitholder) to attend and act for and on such Unitholder’s behalf at the Meetings other than the Management appointees named in the accompanying WHITE form(s) of proxy. This right may be exercised by inserting in the blank space the name of the person the Unitholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

Unitholders desiring to be represented at the Meetings by proxy must deposit their forms of proxy at one of the following locations:

(a)

the offices of Computershare Investor Services Inc., the registrar and transfer agent of Granite, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

(b)	the principal executive offices of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the Chief Executive Officer of Granite,

by 10:00 a.m. (Toronto time) on June 15, 2017 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. A revocation of proxy may also be deposited with the Chair of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof. If a Unitholder who has completed a proxy attends the Meetings in person, any votes cast by such Unitholder on a poll will be counted and the proxy will be disregarded.

Rather than returning the proxy by mail or hand delivery, registered Unitholders may also elect to vote by telephone or via the internet. Those registered holders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Unitholders electing to vote by telephone or via the internet must follow the instructions included in the WHITE form(s) of proxy received from Granite.

Non-Registered Holders

Only registered Unitholders and persons appointed as proxyholders are permitted to attend and vote at the Meetings. However, in many cases, Stapled Units beneficially owned by a Unitholder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Stapled Units, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. and, in the United States, The Depository Trust Company) in which the intermediary is a participant.

The Meeting Materials are being sent to both registered and non-registered owners of Stapled Units. In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Granite is delivering the Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company to forward the Meeting Materials to, and to obtain voting instructions from, beneficial owners.

If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your Stapled Units are held. Generally, Non-Registered Holders will receive either:

(a)

a voting instruction form (a “VIF”), which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or internet); or

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(b)

less typically, a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of Stapled Units beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Stapled Units they beneficially own. Non-Registered Holders that wish to vote in person at the Meetings must insert their name in the space provided on the form of proxy or VIF and adhere to the signing and return instructions provided on the form. If you are a Non-Registered Holder, you should follow the instructions on the document you receive and contact your intermediary promptly if you need assistance.

Revocation

A registered Unitholder may revoke a proxy that has already been deposited by:

(a)	completing and signing a proxy bearing a later date and depositing it with Granite or Computershare Investor Services Inc. as described under “Registered Holders” above;

(b)

depositing an instrument in writing executed by the Unitholder or by the Unitholder’s attorney authorized in writing at Granite’s registered office at any time up to and including the last business day preceding the day of the Meetings, or any adjournment(s) or postponement(s) of the Meetings, at which the proxy is to be used, or with the Chairman of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof; or

(c)	in any other manner permitted by law.

A Non-Registered Holder who wishes to revoke his or her proxy or VIF must make appropriate arrangements with the intermediary through which his or her Stapled Units are held.

Signature of Proxy

A form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Granite).

Voting of Proxies

The persons named in the accompanying WHITE form of proxy will vote the Stapled Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. Where a choice for a matter is not specified, Stapled Units will be voted as the proxyholder sees fit. Unless contrary instructions are provided, Stapled Units represented by WHITE proxies received by Management will be voted as follows:

(a)	FOR the election of trustees of Granite REIT as set out in this Circular;

(b)	FOR the election of directors of Granite GP as set out in this Circular;

(c)	FOR the re-appointment of Deloitte LLP as the auditor of Granite REIT, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT; and

(d)

FOR the re-appointment of Deloitte LLP as the auditor of Granite GP, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and the authorization of the directors to fix the auditor’s remuneration.

Exercise of Discretion of Proxy

The accompanying WHITE form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meetings or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, Granite is not aware of any such amendments or variations or any other matters to be addressed at the Meetings.

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Record Date

The board of trustees of Granite REIT and the board of directors of Granite GP have each fixed the close of business on May 9, 2017 as the record date (the “Record Date”) for the Meetings. Only holders of record of REIT Units and GP Shares (forming Stapled Units) at the close of business on the Record Date are entitled to receive notice of and to vote at the Meetings.

INTERESTS OF CERTAIN PERSONS IN THE MATTERS TO BE CONSIDERED AT THE MEETINGS

Except as otherwise disclosed in this Circular, Management is not aware of any trustee, director or executive officer of Granite or any nominee for election as a trustee or director, nor any associate or affiliate of any of the foregoing persons, having any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings other than the election of trustees and directors.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at April 30, 2017, there were issued and outstanding 47,144,336 Stapled Units. Holders of REIT Units are entitled to cast one vote per REIT Unit held by them on each matter to be acted on by holders of REIT Units at the Meetings, and holders of GP Shares are entitled to cast one vote per GP Share held by them on each matter to be acted on by holders of GP Shares at the Meetings.

The following table sets forth information with respect to the only Unitholders known to the trustees, directors or officers of Granite as at April 30, 2017 to own beneficially, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Stapled Units:

	Number of Stapled Units		Percentage of Class
CIBC Global Asset Management Inc.	5,805,924	(1)	12.4%

Notes:

(1)	Based on documents filed with the United States Securities and Exchange Commission on February 6, 2017 as at December 31, 2016.

MATTERS TO BE ACTED UPON AT THE MEETINGS

Election of Trustees of Granite REIT

The Granite REIT Declaration of Trust provides for a number of trustees to be fixed by the trustees from time to time, subject to a minimum of three and a maximum of 15 trustees. The number of trustees is currently set at eight. The term of office of each currently-serving trustee expires at the time of the Meetings unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

In 2016, the Board began a board renewal process pursuant to which it has considered a number of qualified candidates and their ability to make meaningful contributions to the Board and its stewardship of Granite’s business. Pursuant to that process, Brydon Cruise was appointed a trustee and a director of Granite GP in April, 2016 and Donald Clow was appointed a trustee and a director of Granite GP in November, 2016. Also as part of that process, two current trustees who joined the Board in 2011, Mr. Brody and Mr. Gilbertson, will be retiring from the Board this year and are not standing for re-election at the Meetings. Granite would like to thank Messrs. Brody and Gilbertson for their contributions as members of the Board.

Two new nominees, Remco Daal and Kelly Marshall, are being nominated for election at the Meetings. The Board believes that Messrs. Daal and Marshall will be excellent additions to the Board. Information regarding each of them is set forth below.

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Management proposes to nominate, and the persons named in the accompanying WHITE forms of proxy will, in the absence of instructions to the contrary, vote for the election as trustees of the eight persons whose names are set forth below (the “Proposed Trustees”).

Management does not contemplate that any of the Proposed Trustees will be unable to serve as a trustee. If, as a result of circumstances not now contemplated, any Proposed Trustee is unavailable to serve as a trustee, the WHITE proxy will be voted for the election of such other person or persons as Management may select. Each trustee elected will hold office until the conclusion of the next annual general meeting of unitholders of Granite REIT, or until his/her respective successor is elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

The Boards have adopted a majority voting policy (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, a nominee for election as a trustee of Granite REIT or a director of Granite GP shall immediately tender his or her resignation to the Boards if, in an uncontested election, such nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election. The Majority Voting Policy provides that the Boards will consider a recommendation of the Corporate Governance and Nominating Committee with respect to such resignation and determine whether to accept or reject such resignation within 90 days following the applicable election. The Corporate Governance and Nominating Committee shall recommend acceptance of the resignation, and the Board shall accept the resignation, except in situations where exceptional circumstances would warrant the trustee or director continuing to serve on the Board. Following the applicable Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision whether to accept the resignation offer, and if the Board decides to reject the resignation, the press release will fully state the reasons for that decision.

The following table sets forth information with respect to each of the Proposed Trustees, including the number and value of securities of Granite REIT and Granite GP beneficially owned, directly or indirectly, or over which control or direction is exercised by each such Proposed Trustee as at April 30, 2017.

Donald Clow, 55 Halifax, Canada

Mr. Clow has been the President and Chief Executive Officer of Crombie REIT, a Canadian Real Estate Investment Trust that owns and operates shopping centres, freestanding grocery stores and office buildings with an enterprise value of approximately $4.75 billion, since 2009.

Prior to joining Crombie REIT, Mr. Clow was the President of ECL Developments Limited, a real estate development subsidiary of Empire Company Limited (“Empire”). Prior to joining Empire, he was the President of Southwest Properties, an entrepreneurial real estate developer and owner of commercial and residential property.

Mr. Clow serves on the Board of Governors of Acadia University, the Board of Directors for REALpac, the BOMA National Advisory Board and the ICSC Foundation Canada.

Mr. Clow earned his CA designation with KPMG and was designated a Fellow Chartered Accountant in 2002. He is a recent graduate of the YPO President’s Program in Leadership at the Harvard Business School and is a member of World Presidents’ Organization.

Trustee and Director of Granite since: November 22, 2016	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(3) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)	Has Share Ownership Guideline Been Achieved?(4)

Independent Trustee and Director: Yes	1,076 / $52,681	------ / nil	1,076 / $52,681	Mr. Clow was appointed to the Boards effective November 22, 2016 and has until November 22, 2019 to meet the guideline.

Previous voting results (June 16, 2016): FOR WITHHELD n/a n/a	Board & Committees: Board Audit Committee of Granite REIT and Granite GP		2016 Meeting Attendance: 2 of 2(5) — (5) Total Attendance: 100%

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Brydon Cruise, 52 Ontario, Canada

Mr. Cruise is currently a Chairman of the Board and Managing Partner of the Board of Brookfield Financial Securities LP (“Brookfield Securities”), a global investment bank focused on real estate, renewable power, infrastructure and financial services. Mr. Cruise has been a Managing Partner of Brookfield Securities since June 2003 and previously served as President of Brookfield Securities from August 2005 to April 2016.

Prior to joining Brookfield Securities, Mr. Cruise was a Managing Director at RBC Capital Markets. Prior to joining RBC Capital Markets, Mr. Cruise worked on the principal side as a Managing Partner for two prominent U.S.-based real estate finance investment companies, Fortress Investment Group and Lonestar Opportunity Fund, and was a member of the real estate investing banking team at Citigroup. He has more than 25 years of experience in the real estate investment and investment banking industry, focusing on real estate mergers and acquisitions and debt and equity capital market transactions.

From May 2010 to May 2017, Mr. Cruise served as director of MCAN Mortgage Corporation, a mortgage investment company.

Trustee and Director of Granite since: April 20, 2016	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(3) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)	Has Share Ownership Guideline Been Achieved?(4)

Independent Trustee and Director: Yes	3,206 / $156,966	45,000 / $2,203,200	48,206 / $2,360,166	Yes, by more than 15 times the requirement.

Previous voting results (June 16, 2016): FOR WITHHELD 91.99% 8.01%	Board and Committees: Board Compensation Committee of Granite GP (Chair)		2016 Meeting Attendance: 7 of 7(6) 1 of 1(6) Total Attendance: 100%

Remco Daal, 51 British Columbia, Canada

Mr. Daal has been President of Canadian Real Estate for QuadReal Property Group since its establishment in June 2016, responsible for QuadReal’s domestic operations, including investment, development, and the management operation of the Canadian property portfolio. QuadReal is a global real estate company owned by the British Columbia Investment Management Corporation (bcIMC), one of Canada’s largest institutional investors, and has managed assets valued at over $18 billion.

From 2000 to 2016, Mr. Daal worked at Bentall Kennedy Group, one of North America’s largest real estate investment advisors and Canada’s largest property manager, most recently as President and Chief Operating Officer from 2009 to 2016. Prior to joining Bentall Kennedy, Mr. Daal held senior positions with CIBC Development Corporation and a private Toronto-based development company. Mr. Daal has over 25 years of experience in the real estate sector.

Mr. Daal currently serves on the board of Parkbridge Lifestyle Communities Inc. as well as the Faculty Advisory Board of UBC’s Sauder School of Business.

Proposed Independent Trustee and Director	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)	Has Share Ownership Guideline Been Achieved?(4)

	------ / nil	------ / nil	------ / nil	Mr. Daal is being nominated for election at the Meetings. If elected, he will have until June 15, 2020 to meet the guideline.

Previous voting results (June 16, 2016): FOR WITHHELD n/a n/a	Board & Committees: Board		2016 Meeting Attendance: n/a Total Attendance: n/a

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Peter Dey, 76 Ontario, Canada

Mr. Dey has been Chairman of Paradigm Capital Inc., an investment dealer, since November 2005. He has been a director of Gran Tierra Energy Inc. since May 2015.

From June 2006 to April 2017, Mr. Dey served as a director of Goldcorp Inc. He was also a director of Caracal Energy Inc. from March 2013 to July 2014, a director of Enablence Technologies Inc. from October 2011 to October 2013, and a director of Coventree Inc. from April 2008 to February 2012. Mr. Dey was a Partner of the law firm Osler, Hoskin & Harcourt LLP, where he specialized in corporate board issues and mergers and acquisitions, from 2001 to 2005, and prior to that from 1985 to 1994 and from 1973 to 1983. From 1994 to 2001, Mr. Dey was Chairman of Morgan Stanley Canada Limited, where he helped develop the Canadian investment banking business and the overall strategic direction of Morgan Stanley in Canada. From 1993 to 1995, Mr. Dey chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada that released the December 1994 report entitled “Where Were the Directors?”, known as the Dey Report. Mr. Dey has also served as Chairman of the Ontario Securities Commission and was Canada’s representative to the Organization for Economic Co-operation and Development Task Force that developed the OECD Principles of Corporate Governance released in May of 1999.

Mr. Dey is also a director of the Massachusetts Museum of Contemporary Art.

Trustee and Director of Granite since:(1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)	Has Share Ownership Guideline Been Achieved?(4)

Independent Trustee and Director: Yes	29,816 / $1,459,791	------ / nil	29,816 / $1,459,791	Yes, by more than 7 times the requirement.

Previous voting results (June 16, 2016): FOR WITHHELD 97.79% 2.21%	Board and Committees:		2016 Meeting Attendance:
	Board (Vice-Chairman)		12 of 12
	Corporate Governance and Nominating Committee of Granite GP(7)		3 of 3
	Compensation Committee of Granite GP		4 of 5
Total Attendance: 95%

Michael Forsayeth, 62 Ontario, Canada

Mr. Forsayeth has been Granite’s Chief Executive Officer since March 31, 2016 and a director and trustee since January 19, 2016. From September 10, 2015 to March 31, 2016, Mr. Forsayeth served as the Interim Chief Executive Officer and from August 12, 2011 to September 12, 2016, he served as Granite’s Chief Financial Officer. Prior to that, from June 2007 to July 2011, Mr. Forsayeth was Chief Financial Officer of Intrawest. Mr. Forsayeth has been a director of Imvescor Restaurant Group Inc. since November 2014. Over the course of his 35 plus-year career, Mr. Forsayeth has held CFO and senior executive financial and operating positions in several large public and private real estate, hospitality, transportation, manufacturing and financial companies. Mr. Forsayeth is a CPA, CA and spent nine years with Coopers & Lybrand (now PricewaterhouseCoopers) in various areas including the audit practice and the insolvency group, and on a secondment in their London, England office.

Trustee and Director of Granite since: January 19, 2016	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Restricted Stapled Units(8) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Restricted Stapled Units (# / value)(3)	Has Share Ownership Guideline Been Achieved?(9)

Independent Trustee and Director: No	35,130 / $1,719,965	21,380 / $1,046,765	56,510 / $2,766,730	Yes, by more than one time the requirement.

Previous voting results (June 16, 2016): FOR WITHHELD 74.27% 25.73%	Board and Committees: Board		2016 Meeting Attendance: 9 of 9(10) Total Attendance: 100%(10)

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Kelly Marshall, 51 Ontario, Canada

Mr. Marshall is Managing Partner, Corporate Finance at Brookfield Asset Management Inc. (“Brookfield Asset Management”), where he is responsible for Brookfield Asset Management’s global corporate finance activities and overseeing all financings in each core region and business line. During his 16 years with Brookfield Asset Management, he has completed in excess of US$100 billion in debt and equity transactions. These transactions involved corporate and asset level issuances in North and South America, Europe, UK, Australia and India for all of Brookfield Asset Management’s real estate, renewable power and infrastructure businesses.

Mr. Marshall has over 25 years of finance experience, which was initially developed working for Olympia and York Developments Ltd. at Canary Wharf. This was followed by periods of employment with Citibank, in its real estate asset management group, and then two prominent U.S.-based real estate finance investment companies, Fortress Investment Group and Lonestar Opportunity Fund.

Proposed Independent Trustee and Director	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)	Has Share Ownership Guideline Been Achieved?(4)

	------ / nil	------ / nil	------ / nil	Mr. Marshall is being nominated for election at the Meetings. If elected, he will have until June 15, 2020 to meet the guideline.

Previous voting results (June 16, 2016): FOR WITHHELD n/a n/a	Board and Committees: Board		2016 Meeting Attendance: n/a Total Attendance: n/a

Gerald Miller, 61 British Columbia, Canada

Mr. Miller was Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (“West Fraser”) from January 2009 until his retirement in July 2011. Mr. Miller has been a director of West Fraser since April 2012. From February 2007 to December 2008, Mr. Miller’s principal occupation was Executive Vice President, Operations of West Fraser. Prior to that, since 1986, Mr. Miller held several other senior finance, administration and operations offices at West Fraser, including Vice-President, Corporate Controller; Vice-President, Administration; and Executive Vice-President, Pulp and Paper.

Mr. Miller is an experienced CPA, CA and has been a member of the Chartered Professional Accountants of British Columbia and the Chartered Professional Accountants of Canada for over 30 years. Prior to joining West Fraser in 1986, he was a Senior Audit and Tax Manager with one of the major Canadian Chartered Professional Accounting firms.

Trustee and Director of Granite since:(1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)	Has Share Ownership Guideline Been Achieved?(4)

Independent Trustee and Director: Yes	15,312 / $749,676	4,500 / $220,320	19,812 / $969,996	Yes, by more than 6 times the requirement.

Previous voting results (June 16, 2016): FOR WITHHELD 91.91% 8.09%	Board and Committees: Board Compensation Committee of Granite GP Audit Committee of Granite REIT and Granite GP (Chair of each)		2016 Meeting Attendance: 12 of 12 5 of 5 5 of 5 Total Attendance: 100%

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G. Wesley Voorheis, 63 Ontario, Canada

Since 1995 Mr. Voorheis has been the Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic and other advisors to institutional, private equity, and other shareholders with respect to their investments in Canadian public and private companies.

Mr. Voorheis served as a director and Chairman of the Board of HudBay Minerals Inc. from March 2009 until May 2015. He served as a director of RONA inc. from January 2013 until May 2015. He was a director and member of the Audit Committee of Coventree Inc. from April 2008 to February 2012 and a director of Easyhome Ltd. from April 2010 to December 2011. Mr. Voorheis has acted as the Chief Executive Officer and a director of Hollinger Inc. and as the Chairman of the Board of YBM Magnex International Inc., following the reconstitutions of the boards of these companies. He has also served as Chairman of a number of special board committees and as a director of various other Canadian publicly traded companies.

Prior to the establishment of VC & Co. Incorporated and Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner at a major Toronto law firm.

Trustee and Director of Granite since:(1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed:
	Deferred Share Units(2) (# / value)(3)	Stapled Units (# / value)(3)	Total Stapled Units and Deferred Share Units (# / value)(3)	Has Share Ownership Guideline Been Achieved?(4)

Independent Trustee and Director: Yes	62,506 / $3,060,294	27,500 / $1,346,400	90,006 / $4,406,694	Yes, by more than 14 times the requirement.

Previous voting results (June 16, 2016): FOR WITHHELD 90.97% 9.03%	Board and Committees: Board (Chairman) Corporate Governance and Nominating Committee of Granite GP		2016 Meeting Attendance: 12 of 12 2 of 3 Total Attendance: 93%

Notes:

(1)	Refers to time served as a trustee of Granite REIT, a director of Granite GP and a director of their predecessor, Granite Co.

(2)

Deferred share units are issued under the Non-Employee Director Share-Based Compensation Plan of Granite Co. (prior to the 2013 Arrangement) and the Granite GP Non-Employee Directors’ Deferred Share Unit Plan (after completion of the 2013 Arrangement). See “Statement of Executive Compensation — Trustee/Director Compensation” for details.

(3)

Value means the dollar value of the deferred share units or, in the case of Michael Forsayeth, the Restricted Stapled Units and/or Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the Toronto Stock Exchange on April 28, 2017, being $48.96.

(4)

Trustees and directors (other than Mr. Forsayeth, who is subject to a stock-based ownership requirement described below under “Statement of Executive Compensation — Compensation Discussion and Analysis — CEO Stapled Unit Ownership Guidelines”) are subject to a stock-based ownership requirement that they hold within three years of becoming a trustee and director Stapled Units, deferred share units or a combination thereof having either an aggregate market value or an aggregate cost equal to at least three times the amount of their annual cash Board retainer.

(5)	Mr. Clow was appointed a trustee and director of Granite on November 22, 2016 and was appointed to the Audit Committee on January 20, 2017.

(6)	Mr. Cruise was appointed a trustee and director of Granite on April 20, 2016 and was appointed Chair of the Compensation Committee on June 16, 2016.

(7)	From June 16, 2016 to November 22, 2016, Mr. Dey served as Co-Chair of the Corporate Governance and Nominating Committee of Granite GP.

(8)	Restricted stapled units are issued under Granite’s Executive Deferred Stapled Unit Plan. See “Statement of Executive Compensation” for details.

(9)

Mr. Forsayeth is subject to a stock-based ownership requirement that he hold within two years from the date of his appointment as CEO Stapled Units, RSUs or a combination thereof having either an aggregate market value or an aggregate cost to him equal to at least three times the amount of his annual base salary.

(10)	Of the 12 Board meetings held, three meetings were in camera sessions only of the independent trustees and directors.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Trustee and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Trustee is to be elected as a trustee of Granite REIT or as a director of Granite GP.

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Cease Trade Orders and Bankruptcies

To the knowledge of Granite, as at April 30, 2017, except as disclosed below, none of the Proposed Trustees:

(a)

is or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Granite) that was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days:

(i)	that was issued while the Proposed Trustee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

that was issued after the Proposed Trustee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is or has been in the last 10 years, a director or executive officer of any company (including Granite) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the Proposed Trustee’s assets; or

(d)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Proposed Trustee.

From on or about July 31, 1989 to February 10, 2016, Mr. Forsayeth was a director of Item Décor Inc. (formerly, Fraser Furniture Inc./Les Ameublements Fraser Inc.) a small private family retail furniture business. Subsequent to Mr. Forsayeth resigning as a director, Item Décor Inc., on April 29, 2016, voluntarily filed for bankruptcy under Section 49 of the Canadian Bankruptcy and Insolvency Act.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its chief executive officer from April 2007 to June 2008. Mr. Voorheis agreed to join the Hollinger board at the request of a shareholder to deal with certain management misconduct. Prior to Mr. Voorheis’ involvement in Hollinger (on May 18, 2004), the OSC issued a temporary cease trade order that prohibited certain directors, officers and insiders of Hollinger from trading in securities of Hollinger, subject to certain exceptions, as a result of Hollinger’s failure to file financial statements on a timely basis as required under Ontario securities laws. On June 1, 2004, the OSC issued a management cease trade order (the “MCTO”) (later varied on March 8, 2005, August 10, 2005 and April 28, 2006). The April 28, 2006 variation added the then current directors and officers of Hollinger to the list of persons subject to the MCTO. The MCTO was later revoked on April 10, 2007 by an OSC order, after remediation by Hollinger of its historical continuous disclosure record on March 7, 2007. Related cease trade orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked, or expired, following the revocation of the MCTO by the OSC.

On August 1, 2007, Hollinger obtained an initial order for creditor protection from the court under the Companies’ Creditors Arrangement Act (Canada) and made a concurrent application for a companion order

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under Chapter 15 of the United States Bankruptcy Code. These proceedings included Hollinger and its wholly-owned subsidiaries, Sugra Limited and 4322525 Canada Inc. The initial order and the United States proceedings provided for an initial stay period of 30 days, and were subsequently extended. On May 26, 2008, the Court approved an agreement (announced by Hollinger on May 14, 2008) between Hollinger and its two principal creditors addressing matters in dispute among those parties and which stated that Mr. Voorheis would be resigning as an officer and director of Hollinger. On June 17, 2008, Mr. Voorheis resigned as a director and officer of Hollinger. Hollinger’s Series II preference shares and the common shares are subject to a cease trade order issued by the OSC on July 23, 2008. Hollinger has stated that the cease trade order was issued as a result of Hollinger’s determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008. Consequently, following June 30, 2008, Hollinger has been in default of its continuous disclosure filing requirements under Canadian securities laws.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. Mr. Voorheis agreed to join the Sun Times board at the request of a Hollinger shareholder to deal with certain management misconduct. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Mr. Voorheis and Mr. Dey were appointed directors of Coventree Inc. (“Coventree”) in April 2008. On December 7, 2009, the OSC commenced proceedings against Coventree and certain of its officers in connection to events which occurred prior to Mr. Voorheis and Mr. Dey’s involvement with Coventree. The proceedings relate to whether Coventree complied with its disclosure obligations in its prospectus relating to the initial public offering of its shares, and its timely disclosure obligations in 2007 prior to the market for certain asset-backed commercial paper freezing up on August 13, 2007 (collectively “Coventree Proceedings”). On November 8, 2011, the OSC issued orders in connection with the Coventree Proceedings which included an order that until its winding up is completed, trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree, provided that this order will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Coventree appealed the OSC order at the Ontario Divisional Court in late 2012. On March 19, 2013, the decision of the OSC was upheld by the Ontario Divisional Court. On September 17, 2013, leave to appeal to the Court of Appeal for Ontario was denied.

On June 30, 2010, the shareholders of Coventree approved a special resolution authorizing the winding up of Coventree and the distribution of its remaining assets, if any, to shareholders pursuant to the plan of liquidation and distribution. The Liquidation Plan commenced on February 15, 2012, when a liquidator was appointed for the purposes of winding up Coventree’s affairs and Mr. Voorheis and Mr. Dey resigned as directors, and Mr. Voorheis became an inspector of the company’s liquidation on that date.

Election of Directors of Granite GP

Under the articles of Granite GP, the board of directors is to consist of a minimum of three directors and the board is authorized to determine the number of directors of Granite GP by resolution from time to time. The number of directors of Granite GP is currently set at eight. The term of office of each currently-serving director expires at the time of the Meetings unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the articles of Granite GP.

Management proposes to nominate, and the persons named in the accompanying WHITE forms of proxy will, in the absence of instructions to the contrary, vote for the election as directors of the eight persons who are Proposed Trustees and whose names are set forth above under the heading “Election of Trustees of Granite REIT” (the “Proposed Directors”). See “Election of Trustees of Granite REIT” for details.

Management does not contemplate that any of the Proposed Directors will be unable to serve as a director. If, as a result of circumstances not now contemplated, any Proposed Director is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management

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may select. Each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders of Granite GP, or until his/her respective successor is elected or appointed in accordance with applicable law and the articles of Granite GP.

The table in the section entitled “Election of Trustees of Granite REIT” sets forth information with respect to each of the Proposed Directors, including the number and value of securities of Granite REIT and Granite GP beneficially owned, directly or indirectly, or over which control or direction is exercised by each such Proposed Director, as at April 30, 2017.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Director and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Director is to be elected as a director of Granite GP or a trustee of Granite REIT.

Cease Trade Orders and Bankruptcies

See “Election of Trustees of Granite REIT — Cease Trade Orders and Bankruptcies” for details which are also applicable to the Proposed Directors.

Re-Appointment of Auditor of Granite REIT

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the independent external auditor (the “Auditor”) of Granite REIT, based on the recommendation of the Audit Committee of Granite REIT and the board of trustees. Deloitte LLP was appointed as Auditor of Granite REIT on January 3, 2013 in connection with completion of the 2013 Arrangement. Under the Granite REIT Declaration of Trust, the trustees have the authority to determine the Auditor’s remuneration.

The persons named in the accompanying WHITE forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Deloitte LLP as the Auditor of Granite REIT to hold office until the next annual general meeting of unitholders of Granite REIT.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Re-Appointment of Auditor of Granite GP

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the Auditor of Granite GP, based on the recommendation of the Audit Committee of Granite GP and the board of directors. Deloitte LLP was appointed as Auditor of Granite GP on January 3, 2013 in connection with completion of the 2013 Arrangement.

The persons named in the accompanying WHITE forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Deloitte LLP as the Auditor of Granite GP to hold office until the next annual general meeting of shareholders of Granite GP and for authorizing the directors to fix the Auditor’s remuneration.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Review and Consideration of Financial Statements

Management, on behalf of the trustees of Granite REIT and the directors of Granite GP, will submit to the Unitholders at the Meetings the combined financial statements of Granite REIT and Granite GP for the financial year ended December 31, 2016 and the report of Deloitte LLP, the auditor of Granite, thereon, but no vote by the Unitholders with respect thereto is required or proposed to be taken. The combined financial statements and Deloitte LLP’s report are included in Granite’s 2016 annual report, which is available on Granite’s website at www.granitereit.com and on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

Unless otherwise specified or the context otherwise indicates, in this Compensation Discussion and Analysis, (i) references to the “Board” refer to the Board of Directors of Granite GP, and (ii) references to the “Compensation Committee” refer to the Compensation Committee of the Board of Directors of Granite GP.

The Compensation Committee is responsible for overseeing compensation for Granite’s Board and executive officers and making recommendations in respect thereof to the Board, consistent with Granite’s compensation philosophy and corporate governance objectives. The Compensation Committee executes its mandate in consultation with Management and any independent compensation consultants that may be retained from time to time. The Board, however, makes the ultimate decisions with respect to compensation, following consideration of the Compensation Committee’s recommendations.

Overview of Compensation Philosophy

Granite’s compensation philosophy is designed to recognize and reward the successful execution of Granite’s business strategy by linking a significant portion of executive compensation to performance. The Board exercises discretion in its annual review of performance. The review considers both overall organizational performance and individual executive performance.

With respect to overall organizational performance, the Board assesses Granite’s achievements relative to its strategic objectives. The Board also considers Granite’s performance against pre-established metrics. With respect to individual performance, the Board evaluates each executive’s performance in the areas of Granite’s business for which the executive is responsible, together with, but not limited to, risk management, leadership, teamwork and culture, and recognizes the individual’s key responsibilities and contributions toward Granite’s overall performance.

The Board does not allocate weightings to particular components of its assessment and seeks to avoid overly specific objective-setting that could leave executives with too narrow or too inflexible a focus.

Granite’s compensation philosophy is intended to:

1.	support the recruitment and retention of talented, high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value;

2.	incentivize executives to continually meet and exceed strategic objectives; and

3.	align executive interests with those of Unitholders by emphasizing “at risk” compensation tied to Granite’s Stapled Unit price.

Compensation Committee Mandate

The current members of the Compensation Committee are Brydon Cruise (Chair), Michael Brody, Peter Dey and Gerald Miller. Each member of the Compensation Committee is independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”). Messrs. Brody, Dey and Miller were appointed to the Compensation Committee of Granite Co. prior to the 2013 Arrangement, and were then appointed to the Compensation Committee of the Board of Granite GP on January 3, 2013 upon completion of the 2013 Arrangement. Mr. Cruise was appointed to the Compensation Committee of Granite GP on June 16, 2016. All of them have diverse experience which contributes to the Compensation Committee’s achievement of its objectives.

•

Mr. Cruise brings extensive experience in compensation practices through his executive roles in leading various capital markets and real estate organizations. He has led the development of compensation plans and objectives through the balanced use of short-term incentives, long-term

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incentives and equity alignment with shareholders. Previously, Mr. Cruise served as a member of the Compensation Committees of Fortress Investment Group, certain Lone Star Funds and Dream Global REIT. Mr. Cruise designed and implemented the compensation program at Brookfield Securities, which has been utilized for 15 years in eight countries.

•

Mr. Brody, who is not standing for re-election at the Meetings, offered experience and insight into compensation philosophy gained through over 30 years of experience in commercial real estate, having held senior executive roles in both the capital markets and property sectors. As President of Loeb Partners Realty, LLC, Mr. Brody, along with the Chairman, oversaw all compensation and benefit matters for the entire $3 billion organization. While at Merrill Lynch & Co., Mr. Brody had direct oversight of the annual employee performance review and compensation processes for a group of 60 employees.

•

Mr. Dey is recognized as a leading figure in corporate governance matters in Canada, and has broad public company experience in senior executive roles and in serving on numerous public company boards and committees. Mr. Dey is a member of the Compensation Committee of Gran Tierra Energy Inc. and has also been a member of the Human Resources and Compensation Committee of Goldcorp Inc. and the Compensation Committee of Caracal Energy Inc. Mr. Dey has been a panel participant and speaker on compensation topics, including the “Compensation Committee Boot Camp” hosted by NYSE Governance Services in January 2015.

•

Mr. Miller possesses in-depth insight from his executive roles at West Fraser, where he had executive responsibility for the corporate human resources function, overseeing all compensation and benefit matters. Reporting to the compensation committee of the board, he led the development, implementation and administration of the executive compensation programs, working with the chief executive officer and various compensation consultants. Mr. Miller was also chair of West Fraser’s retirement committee.

The responsibilities of the Compensation Committee, as set forth in its Board-approved charter, are that it shall:

(a)	at least annually, report to the Board concerning Granite’s approach to executive compensation;

(b)	review and approve organizational goals and objectives relevant to Chief Executive Officer (“CEO”) compensation;

(c)

periodically evaluate the CEO’s performance in light of those organizational goals and objectives, and determine/make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

(d)	periodically review and make recommendations to the Board with respect to the CEO’s position description;

(e)

review the recommendations to the Compensation Committee of the CEO respecting the appointment, compensation and other terms of employment of executives reporting directly to the CEO and all other officers appointed by the Board and, if advisable, recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(f)	recommend to the Boards of Granite REIT and Granite GP the remuneration (fees and/or retainer) to be paid to and the benefits to be provided to trustees and directors;

(g)

review compensation disclosure before it is publicly disclosed, including disclosure of the process undertaken by the Compensation Committee in its review and preparation of recommendations to the Board in respect of compensation;

(h)	review the terms and administration of Granite’s equity-based compensation plans and, if advisable, recommend plans and grants thereunder for approval of the Board; and

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(i)

review and assess the adequacy of the Compensation Committee’s charter from time to time to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to the Compensation Committee’s charter as are considered appropriate.

The Compensation Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. Before retaining such an advisor, the Compensation Committee shall consider the independence of such advisor, including any independence factors that it is required to consider by law or applicable stock exchange rules.

Role of Management

Members of the executive team assist the Compensation Committee in executing its duties by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, evidence of organizational and individual performance, and recent compensation trends and regulatory initiatives. Management also makes recommendations with respect to equity-based grants for eligible employees below the executive level.

The Compensation Committee consults the CEO for input into its review of the performance of the other executives, which performance assessment affects both short-term and long-term incentive awards. Given the close working relationship of the CEO and other executives, the Compensation Committee believes the CEO’s assessment of the performance and contribution of the other executives is valuable. While the CEO may be invited to attend Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his compensation.

Elements of Executive Compensation

Compensation of Granite’s executives includes the following components:

•	base salary;

•	a short-term incentive plan (“STIP”) award;

•	a long-term incentive plan (“LTIP”) award, awarded pursuant to Granite’s Executive Deferred Stapled Unit Plan; and

•	other executive benefits and perquisites, which do not amount to a material portion of overall compensation.

The Compensation Committee believes these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide competitive income, link a significant portion of Granite’s executives’ compensation to organizational and individual performance (which induces and rewards behaviour that creates long-term value for Unitholders) and encourage retention with time-based vesting attached to long-term equity-based incentives. Over time, the Compensation Committee has considered it appropriate to increase the proportion of total executive compensation that is comprised of equity-based compensation. The Compensation Committee considers each element independently of the other elements, and also reviews the totality of the elements to ensure an appropriate mix and level of compensation.

In making its recommendations to the Board regarding the 2016 compensation of Granite’s executives, the Compensation Committee conducted a peer comparison of issuers in the real estate industry of a similar size to Granite (i.e., Allied Properties REIT, Artis REIT, Chartwell Retirement Residences and Cominar REIT), although the Compensation Committee did not specifically identify a median or percentile for total compensation of Granite’s executives relative to the identified peers.

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The Compensation Committee also considered certain factors that the Board believes make Granite unique in the Canadian REIT marketplace. The Board believes the following factors require Granite to have a management team and board with specific skills, experience and expertise:

•

Granite’s global footprint with real estate operations in nine countries, which offers opportunities for prospective growth, but also involves a tax, legal and cash management structure not typical of a Canadian REIT;

•

Granite’s unique set of assets — of Granite’s 92 rental income properties, the 12 special purpose properties represented approximately 53% of the reported fair value of Granite’s real estate in the first quarter of 2017 and approximately 50% of revenues in the quarter. These assets were designed and built with unique features specific to Magna’s manufacturing and production process requirements that are believed to be costly to replicate. Granite believes that there are no relevant real estate market comparables for these assets; and

•	Granite’s large single tenant concentration that does not have an ownership position in Granite.

Non-CEO Named Executive Officers

This section discusses the compensation of those persons who were named executive officers (“NEOs”) in respect of 2016, other than the CEO, being John De Aragon, Ilias Konstantopoulos, Lorne Kumer and Stefan Wierzbinski. For a discussion of compensation of the CEO, see “— CEO Compensation”.

Base Salary

The Compensation Committee believes that the base salaries of Granite’s executives must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill and experience of each executive. Base salaries of Granite’s executives were initially set forth in each executive’s employment agreement. Increases to base salaries have been approved by the Board from time to time in circumstances where an executive’s performance has exceeded expectations and an increase appropriately reflects his or her responsibilities and contribution to Granite’s overall performance. See “— Summary Compensation Table”, column entitled “Salary” for base salary information.

STIP

Granite’s STIP consists of a performance-based annual cash bonus dependent upon the Board’s assessment of overall organizational and individual performance. The assessment focuses on the execution of Granite’s strategy and is not quantified in advance on the basis of a formulaic approach.

Granite’s STIP is intended to incentivize executive performance and promote the alignment of personal compensation with the successful execution of key components of Granite’s strategy.

For 2016, the target for STIP awards was (i) 75% of base salary for Mr. De Aragon and (ii) 50% of base salary for Mr. Konstantopoulos, Mr. Kumer and Mr. Wierzbinski. The exercise of the Board’s discretion in its performance assessment is not formally restricted by a minimum or maximum STIP amount.

For each non-CEO NEO, Mr. Forsayeth undertook an assessment of the NEO’s contributions to Granite’s results and provided the Compensation Committee and the Board with a summary of the NEO’s personal achievements in the year and his views on the NEO’s individual performance.

The Board recognized and discussed the relative importance and merits of Granite’s achievements in 2016 and the progress made as measured against Granite’s strategic objectives, which achievements included:

(i)	significantly exceeding the objective of extending or renewing for a minimum period a minimum number of special purpose properties with leases which were scheduled to expire prior to

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December 31, 2018 (the “Special Purpose Properties Objective”), the continuing cash flow from which is a key factor in determining Granite’s appropriate balance sheet leverage going forward;

(ii)	optimizing Granite’s relationship with its largest tenant, Magna International Inc. and its operating subsidiaries, through successful lease renewals and extensions;

(iii)	diversifying Granite’s real estate portfolio through selected dispositions and development; and

(iv)	taking significant initial steps toward optimizing Granite’s balance sheet following completion of the achievement in (i) above in October 2016.

The Board considered Granite’s performance against pre-determined metrics and targets that included:

(i)	relative total unit return, with a target to outperform the S&P/TSX Capped REIT Total Return Index (the “REIT Index”) by 10%;

(ii)	normalized funds from operations (“FFO”)(1) per unit, with a target of $3.45 per unit; and

(iii)	weighted average lease term, with a target of 4.0 years.

The Board determined that Granite had exceeded the targets for outperformance of the REIT Index (as the total unit return on the Stapled Units in 2016 was 24.5%, 40.8% higher than the 17.4% return of the REIT Index), and normalized FFO. The Special Purpose Properties Objective was significantly exceeded when Granite entered into agreements with Magna in October 2016 to extend or renew early and extend the leases for 15 properties that included those that were the subject of the Special Purpose Properties Objective plus two additional special purpose properties. As a result of significantly exceeding the Special Purpose Properties Objective, the targeted weighted average lease term threshold was significantly exceeded, resulting in a weighted average lease term by square footage at December 31, 2016 of 7.0 years.

Achievement of the Special Purpose Properties Objective had been Granite’s stated top strategic priority in 2016. This key priority has now been achieved and in each case the lease term has been extended beyond the original contractual lease renewal term. In addition, Granite has successfully collaborated with Magna to extend or renew early and extend the leases of another 10 properties, including two additional special purpose properties, and agreed to acquire for an economic return certain building expansions at those two special purpose properties in support of Magna’s overall growth plan. This provided Granite with:

•	long term stability and enhanced visibility of its future revenue streams — having locked in over $800 million in future cash flow from an A- credit rated tenant, Magna;

•	a weighted average lease term of 7.0 years for the portfolio and 10.7 years for the special purpose properties;

•	the ability to complete a debt financing in December 2016 on very favourable terms, which resulted in an improved debt maturity schedule with a weighted average interest rate of 2.53%;

•	a balance sheet unencumbered by secured debt;

•	a lower cost of capital; and

•	borrowing capacity in excess of $1 billion, based on Granite’s targeted leverage ratio in the 40% range.

(1)

Granite’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. Granite considers FFO to be a meaningful supplemental measure that can be used to determine Granite’s ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. Normalized FFO neutralizes the impact of fair value changes in stock-based compensation and unusual items that are not expected to be of a recurring nature. See “Forward-Looking Statements and IFRS and Non-IFRS Financial Measures”.

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This achievement with respect to the Special Purpose Properties Objective was the most significant factor in relation to the STIP awards of Mr. De Aragon and Mr. Kumer, who, along with Mr. Forsayeth, conducted the negotiations that led to the agreements with Magna. See also “— Employment Agreements” for further discussion of the Special Purpose Properties Objective in relation to Mr. De Aragon’s 2016 compensation.

Individual factors considered in the evaluation of Mr. Wierzbinski included his supporting role in the achievement with respect to the Special Purpose Properties Objective, his successful execution on the sale of two non-core properties, and his contribution to a strategic objective of Granite and the successful resolution of certain European tax audits.

The Board also considered executive achievements in the following areas:

(i)	risk management, recognized as a core driver connecting all aspects of the business — leasing, acquisitions, dispositions, asset management, financial management and compliance;

(ii)	leadership critical to strategic and operational success;

(iii)	teamwork, including the ability to coordinate, interact, and share expertise and experience across an international organization toward the achievement of collective goals; and

(iv)	contributions to a culture conducive to organizational success.

Based on the CEO’s assessment, and having considered and discussed both organizational and individual performance, the Board found that each non-CEO NEO either met or exceeded expectations for 2016 based on his individual performance and contribution to Granite’s objectives. The Board determined, in its discretion, that each non-CEO NEO should receive a STIP award at or in excess of his target for 2016. See “— Summary Compensation Table”, column entitled “Annual Incentive Plans” for STIP award information. The following table sets out the percentage of base salary that was used in calculating the STIP award made to each NEO:

Name	Target STIP Award (as a percentage of base salary)	STIP Award Received (as a percentage of base salary)
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	75%	160%
Ilias Konstantopoulos(1), Chief Financial Officer	50%	81%
Lorne Kumer, Executive Vice President, Co-Head Global Real Estate	50%	75%
Stefan Wierzbinski, Executive Vice-President Europe	50%	50%

Note:

(1)	Mr. Konstantopoulos’ STIP award was pro-rated for the period of his employment by Granite.

LTIP

Granite’s LTIP consists of an annual restricted stapled unit (“RSU”) award granted pursuant to Granite’s Executive Deferred Stapled Unit Plan. The quantum of the RSU award, generally within a pre-established range, is dependent primarily upon the Board’s discretionary assessment of the executive’s performance in the prior year, the Board’s consideration of previous grants of equity-based incentives, and other factors the Board considers relevant. Consistent with the Compensation Committee’s intention to increase, over time, the proportion of total executive compensation that has been comprised of equity-based compensation, Granite awards regular annual RSUs, rather than more cash under the STIP, to retain executives and induce and reward behavior that creates long-term value for Unitholders by aligning the interests of executives with long-term Unitholder interests. In order to achieve this, the future value of the LTIP awards tracks the value of Granite’s Stapled Units and the LTIP awards generally do not fully vest until the conclusion of three years following the grant date. For a description of the Executive Deferred Stapled Unit

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Plan under which the RSUs are awarded, please see “— Equity Compensation Plan Information —Description of the Executive Deferred Stapled Unit Plan”.

In consultation with Granite’s advisors, the Board considered and determined to revise Granite’s disclosure practices with respect to Granite’s regular annual LTIP awards to reflect that grants of such award made in a particular year are granted with respect to the prior year’s performance, rather than in respect of the year of grant. This change was made in order to reflect that regular annual equity grants are intended primarily to reward recent performance and achievements. The revised grant disclosure impacts how regular annual equity grants made in 2016 and prior years were reported. As a result, RSUs granted in 2016, that would previously have been reported as 2016 compensation for the NEOs, will instead be reflected as part of 2015 compensation (the year prior to the year of grant), and RSUs granted under regular annual grants in 2017, which would previously have been reported as 2017 compensation in next year’s management information circular, are reflected as part of 2016 compensation herein.

The minimum values of the regular annual LTIP awards (at the time of grant) made in 2017 in respect of performance in 2016 were $100,000 for Mr. De Aragon and $50,000 for Messrs. Konstantopoulos, Kumer and Wierzbinski, and the maximum values of the regular annual LTIP awards were $100,000 for Messrs. Konstantopoulos, Kumer and Wierzbinski. In 2017, in recognition of the personal achievements in 2016 of each of the non-CEO NEOs and their contribution to overall organization performance in 2016, including the role of such NEOs in the achievement of the Special Purpose Properties Objective and the other factors discussed under “— STIP”, the Board exercised its discretion to approve LTIP awards of $350,000 to Mr. De Aragon and LTIP awards of the maximum value to each other non-CEO NEO.

Pursuant to his employment agreement, upon joining Granite, Mr. Konstantopoulos received a one-time special RSU grant of $200,000 in 2017, which grant was prospective in nature and is reported as 2016 compensation, as 2016 was the year in which his employment commenced.

Mr. De Aragon also received Amending Agreement RSUs in 2016 pursuant to his Amending Agreement. See “— Employment Agreements”.

Perquisites and Other Benefits

Perquisites and other benefits do not represent a significant portion of the overall compensation of Granite’s executives. The perquisites provided to the executives in 2016 included insurance benefits, health benefits and other limited, customary executive perquisites.

CEO Compensation

Mr. Forsayeth was appointed Chief Executive Officer on March 31, 2016 and the Board approved a base salary for him of $500,000 effective that date. There has been no increase to Mr. Forsayeth’s base salary for 2017.

Mr. Forsayeth’s target STIP award for 2016 was 75% of his base salary. In its discretionary assessment of Mr. Forsayeth’s performance, the Board considers Granite’s objectives and results achieved, Mr. Forsayeth’s individual performance, and other factors the Board considers relevant to the role of CEO. Key results that were considered in determining Mr. Forsayeth’s STIP award for 2016 included his leadership role with respect to the factors described above under “Non-CEO Named Executive Officers —STIP” and his central role in the negotiations that led to the agreements with Magna that resulted in Granite significantly exceeding the Special Purpose Properties Objective. After considering the foregoing, the Board determined that Mr. Forsayeth should receive a STIP award of 150% of his 2016 base salary. See “— Summary Compensation Table”, column entitled “Annual Incentive Plans” for STIP award information.

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For 2016, the minimum value of Mr. Forsayeth’s LTIP award (at the time of grant) was $100,000. Using the process utilized for determining the quantum of LTIP awards for non-CEO NEOs, as described above under “— Non-CEO Named Executive Officers —LTIP”, in recognition of Mr. Forsayeth’s individual performance and the achievements considered in determining his STIP award, the Board exercised its discretion to approve a regular annual LTIP award of $400,000 to Mr. Forsayeth.

Mr. Forsayeth also received Amending Agreement RSUs in 2016 pursuant to his Amending Agreement. See “— Employment Agreements”.

Mr. Forsayeth received benefits and perquisites available to Granite’s executives consistent with those described above under “Non-CEO Named Executive Officers — Perquisites and Other Benefits.”

Employment Agreements

Each NEO is party to an employment agreement with Granite. Each such employment agreement establishes the NEO’s base salary and right to participate in Granite’s STIP, LTIP and benefit programs and provides for certain payments and benefits on their involuntary termination without cause.

Each NEO, except Mr. Konstantopoulos, is required by his employment agreement not to solicit officers, employees or agents of Granite for 12 months following the termination of his employment. Pursuant to their employment agreements, all NEOs are also required to maintain the confidentiality of Granite’s confidential information. Mr. Kumer’s employment agreement also restricts him from engaging in certain activities that would be competitive with Granite’s business until the day that is six months after the end of his period of active employment with Granite.

For amounts payable to NEOs on a change of control or the termination of their employment, see “— Change of Control and Termination Benefits”.

Following Granite’s strategic review, which concluded in March 2016, achievement of the Special Purpose Properties Objective had been Granite’s stated top strategic priority. The successful resolution of the Special Purpose Properties Objective was strategically important to de-risk Granite’s real estate portfolio, help to solidify future cash flows and ultimately determine the appropriate balance sheet leverage for Granite going forward and thereby facilitate Granite’s ability to achieve its growth and diversification objectives. On June 16, 2016, further to discussions with Mr. Forsayeth and Mr. De Aragon, the Board approved in principle amended employment terms and conditions for such executives intended to facilitate the accomplishment of this strategic objective, which would involve potentially lengthy, high-stakes negotiations in which such executives were to play central roles. Such amended employment terms and conditions were designed to (i) incentivize Mr. Forsayeth and Mr. De Aragon to remain in employment until March 31, 2018 in order to facilitate the achievement of the Special Purpose Properties Objective, (ii) motivate such executives to achieve such objective, (iii) appropriately reward such executives in the event that such objective was achieved, and (iv) protect Granite, in the event that such objective were not achieved, and the Board were to determine to terminate Mr. Forsayeth or Mr. De Aragon, from being required to make significant severance payments. The Board approved the retention and amendment agreements with Mr. Forsayeth and Mr. De Aragon (the “Amending Agreements”) on November 3, 2016.

Pursuant to the Amending Agreements:

(i)

The target annual cash incentive for Mr. Forsayeth and Mr. De Aragon under the STIP will be 75% of their respective base salaries, provided that the actual STIP award may be increased at the Board’s discretion. The annual STIP awards will be determined by the Board having regard to the Executives’ performance in achieving annual STIP objectives established by the Board as well in achieving the Special Purpose Properties Objective.

(ii)	The employment of each of Mr. Forsayeth and Mr. De Aragon will cease March 31, 2018 unless Granite and such executive agree to an extension.

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(iii)

Mr. Forsayeth and Mr. De Aragon will not be entitled to receive any severance payments on the termination of their employment on March 31, 2018, as described under “— Change of Control and Termination Benefits”. Instead, Mr. Forsayeth and Mr. De Aragon each received a special grant of RSUs (the “Amending Agreement RSUs”) having a value of $750,000 on June 16, 2016, the date on which the Board approved in principle the terms and conditions of the Amending Agreements. The Board considered such award to be in an appropriate quantum in light of the goals discussed above. The Amending Agreement RSUs were issued on November 3, 2016, following finalization of the draft Amending Agreements and Granite’s exit from its third quarter blackout period, and had a value on the date of issuance of $890,000 (as the market price of the Stapled Units had appreciated between June 16, 2016 and November 3, 2016). The Amending Agreement RSUs vest on March 31, 2018.

(iv)

All other RSUs granted to Mr. Forsayeth or Mr. De Aragon will continue to vest following March 31, 2018 over the applicable vesting periods as if such executives had remained employed during such periods.

Such RSU awards, being prospective in nature, are included as compensation in the year of grant (2016) in the appropriate column in the table at “Summary Compensation Table”.

The Board will consider during the period prior to March 31, 2018 what further arrangements, if any, Granite wishes to enter into with each of Mr. Forsayeth and Mr. De Aragon.

Risks Associated with Compensation Policies and Practices

In performing its duties, the Compensation Committee considers the implications of the possible risks associated with Granite’s compensation policies and practices. This includes identifying any such policies or practices that may encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that could have a material adverse effect on Granite, and considering the possible risk implications of Granite’s compensation policies and practices and any proposed changes to them.

The Compensation Committee annually reviews and assesses Granite’s compensation policies and practices in relation to such risks, including assessing such policies and practices in light of practices identified by the Canadian Securities Administrators as potentially encouraging executive officers to expose Granite to inappropriate or excessive risks. It is the Compensation Committee’s view that Granite’s compensation policies and practices do not encourage inappropriate or excessive risk-taking.

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Granite has built the following procedures into its senior executive compensation structure with the goal of mitigating any excessive risks that might result from its executive compensation policies and practices.

Pay mix

The variable elements of Granite’s compensation program include both short-term and long-term incentives. These represent a sufficient proportion of “at-risk” compensation to motivate executives and other employees of Granite to focus on both short-term and long-term results and performance criteria. As a whole, the compensation elements are designed to ensure a balance in the mix of fixed and variable compensation, short-term and long-term incentives and cash versus equity.

Significant portion of pay subject to performance

A significant portion of executive pay is awarded in the Board’s discretion based on operational and market-based metrics, achievement of organizational objectives and individual performance aligned with Granite’s strategic goals.

Annual review of incentive programs

Each year, the Compensation Committee reviews and sets performance measures and targets for the STIP and for RSU grants under the LTIP that are aligned with Granite’s annual budget and its strategic plan in accordance with the Compensation Committee’s risk assessment to ensure such measures and targets continue to be relevant.

Robust anti-hedging policy	Trustees, directors and executives are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities held.

Unit ownership policy	CEO must hold a pre-defined value of Stapled Units or RSUs within two years from his appointment.

Purchases of Certain Financial Instruments by Executives and Directors

Granite’s trustees, directors and executives are prohibited under Granite’s Insider Trading and Blackout Policy from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the trustee, director or executive.

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Performance Graph

The following graph compares the total cumulative Unitholder return for the period from December 31, 2011 to December 31, 2016 with the cumulative returns of the S&P/TSX Composite Total Return Index and the REIT Index for such period.

Cumulative Total Returns

Value of CDN. $100 Invested on December 31, 2011

Fiscal Period End	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2016
Granite REIT Stapled Units(1)	$100.00	$122.00	$131.72	$148.07	$144.48	$179.87
S&P/TSX Composite TR Index	$100.00	$107.19	$121.11	$133.90	$122.76	$148.64
S&P/TSX CAPPED REIT TR Index	$100.00	$116.97	$110.51	$121.95	$116.28	$136.78

Note:

(1)

Between December 31, 2011 and January 3, 2013, the shares of Granite Co. were common shares traded on the TSX and the NYSE. Under the 2013 Arrangement, on January 3, 2013 all of the common shares of Granite Co. were exchanged for Stapled Units which began trading on the TSX and the NYSE on January 4, 2013. Values herein represent total return with dividends and distributions reinvested.

The trends identified by the above performance graph show a strong increase in cumulative Unitholder return since December 31, 2011 and that the Stapled Units have significantly outperformed the S&P/TSX Composite Total Return Index and the S&P/TSX Capped REIT Total Return Index during that period. The total cumulative return from December 31, 2011 to December 31, 2016 for $100 invested in Stapled Units was $79.87, compared to $48.64 for the S&P/TSX Composite Total Return Index and $36.78 for the S&P/TSX Capped REIT Total Return Index.

Between January 1, 2012 and December 31, 2016, the total cumulative return to Unitholders per $100 invested, as a percentage, has been greater than the percentage increase in total compensation paid to NEOs in 2016 as compared to 2012. As noted above, Granite’s compensation philosophy is in part intended to align executive interests with those of Unitholders by emphasizing “at risk” compensation tied to Granite’s Stapled Unit price. Part of the total compensation for all NEOs has been paid in RSUs, and this type of compensation provides a direct alignment of Management and Unitholder interests. Furthermore, one of the metrics used by the Board to assess Granite’s overall organizational performance has been Granite’s total return in a given year compared to the total returns of the REIT Index over the same period.

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Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2016, 2015 and 2014 by each of Granite’s NEOs. Unless indicated otherwise, all amounts were paid or are payable in Canadian dollars.

Name and Principal Position(8)	Year	Salary ($)	Share- Based Awards ($)(1)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)(4)	All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans(3)	Long-Term Incentive Plans
Michael Forsayeth,(6) Chief Executive Officer	2016 2015 2014	488,006 441,000 430,500	890,000(7) 400,000(8) 1,290,000 200,000 212,000	— — —	750,000 696,125 484,313	— — —	— — —	8,457 — 8,090	2,536,463 1,337,125 1,134,903
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	2016 2015 2014	439,500 420,000 400,000	890,000(7) 350,000(9) 1,240,000 200,000 212,000	— — —	700,000 620,000 320,000	— — —	— — —	8,457 8,310 8,090	2,387,957 1,248,310 940,090
Ilias Konstantopoulos,(10) Chief Financial Officer	2016 2015 2014	127,426 — —	200,000(11) 100,000(12) 300,000 — —	— — —	103,750 — —	— — —	— — —	— — —	531,176 — —
Lorne Kumer, Executive Vice President, Co-Head Global Real Estate	2016 2015 2014	415,125 405,000 393,750	100,000 100,000 106,000	— — —	311,250 303,750 266,625	— — —	— — —	8,457 8,310 8,090	834,832 817,060 774,465
Stefan Wierzbinski,(13) Executive Vice President Europe	2016 2015 2014	429,846 405,691 391,714	100,000 100,000 106,000	— — —	214,923 202,846 337,431	— — —	— — —	— — —	744,769 708,537 835,145

Notes:

(1)

Share-based awards represent grants of RSUs under the Executive Deferred Stapled Unit Plan, as determined by the Board. The grant date fair value of an RSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the RSU. The value shown for these awards is the same as the grant date fair value determined in accordance with IFRS without any adjustment for subsequent distribution-equivalent grants. See “— Non-CEO Named Executive Officers — LTIP”, “— CEO Compensation” and Note 7 below.

(2)

Granite revised its disclosure with respect to its regular annual LTIP awards to reflect that grants made in a particular year are granted with respect to the prior year’s performance, rather than in respect of the year of grant (see “— Non-CEO Named Executive Officers — LTIP”). Amounts disclosed for 2015 differ from those disclosed in the Management Information Circular / Proxy Statement of Granite dated May 12, 2016. Applicable RSUs granted under regular annual grants in 2016, which would previously have been reported as 2016 compensation for the NEOs, are instead reflected as part of 2015 compensation (the year prior to the year of grant). The minimum values of the regular annual LTIP awards (at the time of grant) made in 2016 in respect of performance in 2015 were $100,000 for Mr. Forsayeth and Mr. De Aragon and $50,000 for Mr. Kumer and Mr. Wierzbinski, and the maximum values of the regular annual LTIP awards were $200,000 for Mr. Forsayeth and Mr. De Aragon and $100,000 for Mr. Kumer and Mr. Wierzbinski. In 2016, in recognition of the personal achievements in 2015 of each of the NEOs and their contribution to overall organization performance in 2015, including the role of such NEOs in the strategic review process and support in the absence of a full-time CEO, the Board exercised its discretion to approve regular annual LTIP awards of the maximum value to each non-CEO NEO. Additionally, amounts disclosed for 2014 differ from those disclosed in the Management Information Circular / Proxy Statement of Granite dated May 6, 2015. RSUs granted under regular annual grants in 2015, which would previously have been reported as 2015 compensation for the NEOs, are instead reflected as part of 2014 compensation. Further, in 2015, the Board approved regular annual RSU awards to Messrs. Forsayeth, De Aragon, Kumer and Wierzbinski, but as grants of RSUs were not permitted during the extraordinary trading blackout associated with Granite’s strategic review process, the 2015 RSUs were issued to such NEOs in 2016 after such blackout had ended, which RSUs had a grant date fair value of $212,000, $212,000, $106,000, and $106,000, respectively. Such RSUs are reflected as part of 2014 compensation as such grants were made in respect of performance in 2014.

(3)

Generally, each NEO is awarded an annual cash bonus based on Granite’s compensation practices and policies, as described above under “Non-CEO Named Executive Officers — STIP” and “CEO Compensation”. With the exception of the cash bonus for Mr. Wierzbinski, all cash bonuses relating to performance during 2016 were paid as a lump sum in the first quarter of 2017. Mr. Wierzbinski’s cash bonus is being paid, at his election, in monthly instalments over the balance of 2017.

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(4)

None of the NEOs participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with, retirement.

(5)

These amounts reflect Granite’s contribution towards each NEO’s Registered Retirement Savings Plan. Perquisites and other personal benefits for each NEO did not exceed the lesser of Cdn. $50,000 or 10% of his or her respective total annual salary during 2014, 2015 or 2016.

(6)

Mr. Forsayeth was appointed Interim Chief Executive Officer on September 10, 2015 and was appointed Granite’s Chief Executive Officer on March 31, 2016. Effective January 19, 2016, Mr. Forsayeth was appointed as trustee of Granite REIT and director of Granite GP. No amounts of Mr. Forsayeth’s compensation were received for services as a trustee and director.

(7)

In connection with the Amending Agreements entered into by Granite and each of Mr. Forsayeth and Mr. De Aragon, respectively, Mr. Forsayeth and Mr. De Aragon will not be entitled to receive any severance payments on termination of their employment on March 31, 2018. Instead, Messrs. Forsayeth and De Aragon each received Amending Agreement RSUs having a grant date fair value of $890,000 (and having a value of $750,000 on June 16, 2016, the date on which the Board approved in principle the terms and conditions of their Amending Agreements). See “— Employment Agreements”.

(8)	Mr. Forsayeth received a regular annual LTIP award of $400,000 in respect of his performance in 2016.

(9)	Mr. De Aragon received a regular annual LTIP award of $350,000 in respect of his performance in 2016.

(10)	Mr. Konstantopoulos was appointed Chief Financial Officer on September 12, 2016. On an annualized basis for 2016, Mr. Konstantopoulos’ base salary would have been $415,000.

(11)

Pursuant to his employment, upon joining Granite Mr. Konstantopoulos was entitled to receive a one-time special RSU grant of $200,000. This grant was made in 2017, and is reported in 2016 compensation, as 2016 was the year in which he commenced his employment with Granite.

(12)	Mr. Konstantopoulos received a regular annual LTIP award of $100,000 in respect of his performance in 2016.

(13)

Mr. Wierzbinski joined Granite Co.’s predecessor company in October, 2001 and was appointed Executive Vice-President Europe effective February 6, 2013. Mr. Wierzbinski is compensated in euros. The amounts (other than share-based awards, which were granted based on Canadian dollar values) have been converted from euros to Canadian dollars based on the average month-end foreign exchange rates for the respective year.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table provides information regarding the incentive plan awards outstanding as of December 31, 2016 for each NEO. There are no option-based awards outstanding as of December 31, 2016 for NEOs.

Name	Number of shares or units of shares that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share based awards not paid out or distributed(2) ($)
Michael Forsayeth, Chief Executive Officer	31,674	1,418,362	—
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	31,674	1,418,362	—
Ilias Konstantopoulos Chief Financial Officer	—	—	—
Lorne Kumer, Executive Vice President, Co-Head Global Real Estate	5,828	260,978	—
Stefan Wierzbinski, Executive Vice-President Europe	5,828	260,978	—

Notes:

(1)

The numbers in this column represent entitlements under the Executive Deferred Stapled Unit Plan and include share-based awards that were received as distribution equivalents payable on share-based awards. References to “shares” should be read as references to “Stapled Units”.

(2)

The indicated value is calculated, in Canadian dollars, by multiplying the five-day volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding December 31, 2016, which was $44.78, by the applicable number of RSUs. Subject to blackout restrictions, vested RSUs are generally settled within 60 days.

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Value Vested or Earned During the Year

The following table provides information regarding all option-based or share-based awards that have vested, and all non-equity incentive plan compensation earned, during the financial year ended December 31, 2016.

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year(3) ($)
Michael Forsayeth, Chief Executive Officer	—	216,381	750,000
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	—	216,381	700,000
Ilias Konstantopoulos Chief Financial Officer	—	—	103,750
Lorne Kumer, Executive Vice President, Co-Head Global Real Estate	—	108,190	311,250
Stefan Wierzbinski, Executive Vice-President Europe	—	70,971	214,923

Notes:

(1)	No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan.

(2)

The indicated value is calculated, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the vesting date of the RSUs by the number of vested RSUs.

(3)	These are the same amounts as disclosed under the “Annual Incentive Plans” column in the Summary Compensation Table above.

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CEO Stapled Unit Ownership Guidelines

Granite has adopted a guideline whereby within two years from his appointment as CEO on March 31, 2016, Mr. Forsayeth must hold Stapled Units, RSUs or a combination thereof having either an aggregate market value or an aggregate cost to him equal to at least three times his annual base salary as at the date upon which he asserts that he has complied with such requirement. As at April 30, 2017, Mr. Forsayeth has exceeded this requirement.

Change of Control and Termination Benefits

Change of Control Benefits

The change of control provisions in the employment agreements for Mr. Forsayeth, Mr. De Aragon and Mr. Konstantopoulos provide that in the event of a “Change of Control” (generally defined as (a) the acquisition of control in law of Granite by a third party, or (b) the sale, transfer or other disposition of all or substantially all of the assets of Granite to one or more third parties), if such NEO terminates his employment, or if Granite terminates the NEO’s employment, in each case during the six-month period prior to the public announcement of the Change of Control (assuming that Granite has knowledge of the potential Change of Control) or in the 12-month period following the Change of Control, he will be entitled to receive a retiring allowance equal to 24 months (in the case of Mr. Forsayeth and Mr. De Aragon) or 18 months (in the case of Mr. Konstantopoulos) of “Total Compensation” (defined as (i) payment in lieu of base salary, (ii) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the executive’s target bonus at the time of termination, and (iii) $200,000 (in the case of Mr. Forsayeth and Mr. De Aragon) or $100,000 (in the case of Mr. Konstantopoulos) in lieu of foregone annual equity compensation awards). In addition, all unvested RSUs or other unvested equity based compensation will accelerate and vest, and, subject to certain exceptions, Granite will continue the executive’s benefit coverage during the 24- or 18-month period, as the case may be.

The change of control provisions in the employment agreement for Mr. Kumer provide that in the event of a “Change of Control” (generally defined as (i) the acquisition of control in law of Granite by a third party, or (ii) the sale, transfer or other disposition of all or substantially all of the assets of Granite to one or more third parties), if he terminates his employment or if Granite terminates his employment, in either case in the six-month period prior to or the 12-month period following a Change of Control, then he will be entitled to receive a payment equal to the sum of two times his base annual salary and two times the amount of his annual cash performance bonus target (at the lower and not at the maximum level) for the year in which the termination of his employment occurs. In the event of such a termination, his then outstanding RSUs and performance stapled units (“PSUs”) (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Deferred Stapled Unit Plan.

There are no change of control benefits in the employment agreement for Mr. Wierzbinski.

Termination Benefits

Prior to their entry into the Amending Agreements, Mr. Forsayeth’s and Mr. De Aragon’s employment contracts provided that their respective employment could be terminated by Granite by giving written notice and compensation in lieu of notice consisting of payment of a retiring allowance equal to 24 months of “Total Compensation” (defined as (i) payment in lieu of base salary, (ii) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the executive’s target bonus at the time of termination, and (iii) $200,000 in lieu of foregone annual equity compensation awards). In addition, all unvested RSUs or other unvested equity based compensation would accelerate and vest, and, subject to certain exceptions, Granite would continue the executive’s benefit coverage during the 24-month period.

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As discussed under “— Employment Agreements”, the Board approved the Amending Agreements between Granite and each of Mr. Forsayeth and Mr. De Aragon, respectively, on November 3, 2016. Pursuant to the Amending Agreements, the termination provisions of Granite’s employment agreements with Mr. Forsayeth and Mr. De Aragon have changed as follows:

(i)	The employment of each of Mr. Forsayeth and Mr. De Aragon will cease March 31, 2018 unless Granite and such executive agree to an extension.

(ii)

Mr. Forsayeth and Mr. De Aragon will not be entitled to receive any severance payments on termination of their employment on March 31, 2018. Instead, Mr. Forsayeth and Mr. De Aragon received a special grant of Amending Agreement RSUs having a value of $750,000 on June 16, 2016, the date on which the Board approved in principle the terms and conditions of the Amending Agreements. The Amending Agreement RSUs were issued on November 3, 2016 and had a value on the date of issuance of $890,000. The Amending Agreement RSUs vest on March 31, 2018.

(iii)

All other RSUs granted to Mr. Forsayeth or Mr. De Aragon will continue to vest following March 31, 2018 over the applicable vesting periods as if such executives had remained employed during such periods.

(iv)

Prior to March 31, 2018, Granite may determine that Mr. Forsayeth or Mr. De Aragon shall cease to occupy his current position with Granite, in which event Mr. Forsayeth or Mr. De Aragon, as the case may be, shall be entitled to continue to receive until March 31, 2018 the compensation and benefits to which he is currently entitled.

The Board will consider during the period prior to March 31, 2018 what further arrangements, if any, Granite wishes to enter into with each of Mr. Forsayeth and Mr. De Aragon.

Mr. Konstantopoulos’ employment contract provides that his employment may be terminated by Granite by giving written notice and compensation in lieu of notice consisting of payment of a retiring allowance equal to 18 months of “Total Compensation” (defined as (i) payment in lieu of base salary, (ii) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the executive’s target bonus at the time of termination, and (iii) $100,000 in lieu of foregone annual equity compensation awards). In addition, all unvested RSUs or other unvested equity based compensation will accelerate and vest, and, subject to certain exceptions, Granite will continue Mr. Konstantopoulos’ benefit coverage during the 18-month period.

Mr. Kumer’s employment contract provides that his employment may be terminated by Granite by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid salary and a pro-rated annual short term incentive bonus payment calculated based on the target bonus in the year of termination), (ii) payments (in equal monthly instalments commencing within 30 days after the termination of employment) by way of salary continuation to a maximum amount equal to the sum of 1.5 times his base annual salary and 1.5 times the amount of his annual cash performance bonus target (at the lower and not at the maximum level) for the year in which the termination of his employment occurs (provided that if Mr. Kumer engages in alternative employment at any time during the period of 18 months following his termination, Granite will (a) cease paying salary continuation and cash performance bonus payments effective the first day on which Mr. Kumer commences alternative employment and (b) pay to Mr. Kumer one-half of the amount of salary and cash performance bonus that would have been paid to Mr. Kumer during the balance of such 18 month period, subject to all necessary deductions), and (iii) continued participation in Granite’s benefit plans until the earlier of the expiry of such 18 month period or the date Mr. Kumer commences alternative employment. In such event. Mr. Kumer’s then outstanding RSUs and PSUs (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Deferred Stapled Unit Plan.

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The employment agreement for each of Mr. Forsayeth, Mr. De Aragon and Mr. Kumer provides that such executive officer may resign upon 45 days’ notice, in which case Granite will have the right to elect to pay him his base salary for the remainder of the notice period and either continue benefits or provide payment in lieu of benefits for the remainder of the notice period and, if Granite so elects, his employment shall terminate immediately upon such payment. In this event, Granite shall pay him a pro rata portion of his annual target performance bonus and (i) in the case of Mr. Forsayeth, all unvested RSUs, other than Amending Agreement RSUs, which shall be forfeited and cancelled, shall vest pro-rated based on the number of days of employment in each vesting period; (ii) in the case of Mr. Kumer, all unvested RSUs shall vest pro-rated based on the number of days of employment in each vesting period; and (iii) in the case of Mr. De Aragon, all unvested RSUs will be forfeited and cancelled. If Mr. Forsayeth resigns prior to March 31, 2018 for any event that could constitute constructive dismissal under Canadian law, he will be entitled to all of the compensation and benefits described in the first paragraph above under “— Termination Benefits”. Mr. Konstantopoulos’ employment contract does not include any provisions regarding the terms on which he may resign.

Mr. Wierzbinski’s employment contract provides that his employment may be terminated by Granite by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid salary and short term incentive bonus payment), (ii) payments by way of salary continuation for a six-month period equal to the sum of his base salary and a pro-rated annual discretionary cash performance bonus, if any, for the year in which the termination of his employment occurs, and (iii) continued use of an automobile leased by Granite for a six-month period. In such event, Mr. Wierzbinski’s then outstanding RSUs (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Deferred Stapled Unit Plan.

Mr. Wierzbinski may resign upon six months’ notice, in which case Granite will pay him his base salary and provide the continued use of an automobile leased by Granite for the remainder of the notice period. In this event, Granite shall pay Mr. Wierzbinski a pro rata portion of his discretionary performance bonus, if any, and all unvested RSUs and PSUs will be forfeited and cancelled.

Summary of Change of Control and Termination Benefits

The following table provides details regarding the estimated payments to each of the NEOs currently employed by Granite (i) in the event of termination (without cause) on December 31, 2016 in connection with a “Change of Control” as described above, and (ii) in the event of termination by Granite (without cause) on December 31, 2016 other than in connection with a Change of Control.

Name	Estimated Change of Control Termination Payment ($)	Estimated Termination Payment ($)
Michael Forsayeth, Chief Executive Officer	2,900,000(1)	2,900,000(2)
John De Aragon, Chief Operating Officer, Co-Head Global Real Estate	2,700,000(1)	2,700,000(2)
Ilias Konstantopoulos Chief Financial Officer	1,083,750(1)	1,083,750(3)
Lorne Kumer, Executive Vice-President, Co-Head Global Real Estate	1,245,375(4)	934,031(4)
Stefan Wierzbinski(5) Executive Vice-President Europe	318,187(4)	318,187(4)

(1)	In addition, all unvested RSUs or other unvested equity based compensation will accelerate and vest.

(2)

This amount would have been payable in the event of termination (without cause) on December 31, 2016, and in such event, all unvested RSUs or other unvested equity based compensation will accelerate and vest. As described above, no severance payment will be payable to Mr. Forsayeth or Mr. De Aragon when the term of his employment under his Amending Agreement expires on March 31, 2018. Prior to March 31, 2018, Granite may determine that Mr. Forsayeth or Mr. De Aragon shall cease to

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occupy his current position with Granite, in which event Mr. Forsayeth or Mr. De Aragon, as the case may be, shall be entitled to continue to receive until March 31, 2018 the compensation and benefits to which he is currently entitled.

(3)	In addition, all unvested RSUs or other unvested equity based compensation will accelerate and vest.

(4)

All outstanding RSUs and PSUs (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Deferred Stapled Unit Plan. See “— Equity Compensation Plan Information — Description of the Executive Deferred Stapled Unit Plan”.

(5)

Mr. Wierzbinski’s employment contract provides for a pro-rated annual discretionary cash performance bonus in the year of termination. The discretionary bonus amount is assumed to be half of the bonus awarded in 2016. This amount has been converted from euros to Canadian dollars based on the average month end foreign exchange rate for the last half of 2016. No amount is payable if Mr. Wierzbinski terminates his employment following a change of control.

Trustee/Director Compensation

Granite’s Board has approved a trustee and director compensation program that rewards non-executive trustees and directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to Granite matters. This compensation covers activities of Directors both as trustees of Granite REIT and as directors of Granite GP.

The program emphasizes the alignment of Directors with the interests of Granite’s Unitholders. Directors (other than Mr. Forsayeth, who is subject to a stock-based ownership requirement described above under “— Compensation Discussion and Analysis — CEO Stapled Unit Ownership Guidelines”) are subject to a stock-based ownership requirement that they hold within three years of becoming a Director Stapled Units, deferred share units or a combination thereof having either an aggregate market value or an aggregate cost equal to at least three times the amount of their annual cash Board retainer. All such current Directors, except Donald Clow, who was appointed to the Board on November 22, 2016, currently surpass this ownership requirement by holding Stapled Units, deferred share units or a combination thereof with a value that is six or more times the amount required. See “Election of Trustees of Granite REIT” above for the total number and value of Stapled Units and deferred share units held by each Director proposed to be elected at the Meetings.

Following the elimination in 2011 of the dual class share structure of Granite Co. (then named MI Developments Inc.) and the reconstitution of Granite Co.’s board of directors, the Directors’ standard compensation arrangements were established. The amount of such compensation was determined by the Board upon recommendation of the Compensation Committee in consultation with Granite Co.’s advisors and was considered to be appropriate in light of the time commitment required from the Directors at that time. This standard compensation remained unchanged until the end of 2016, except for a $3,000 increase in 2013 to the travel fee per meeting for those who must travel four hours or more by air to attend a meeting.

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With the achievement of the Special Purpose Properties Objective in October 2016, the Board believes that the time commitment required from the Directors will be less significant than it has been in previous years. The Board has considered this development and, in consultation with its advisors, has reduced the standard compensation arrangements for Directors to levels that it believes are appropriate in light of the time and effort required from the Directors and the factors that the Board believes make Granite unique in the Canadian REIT marketplace set out above under “— Elements of Executive Compensation”.

The following chart sets out the standard compensation arrangements for Directors, as at January 1, 2016 and as of the date hereof following the compensation reduction referred to above:

Position	Standard compensation as at January 1, 2016 ($)	Current standard compensation ($)
Chairman	300,000(1)	200,000(1)
Vice-chairman	200,000(1)	135,000(1)
Director-at-large	125,000(1)	100,000(1)
Audit Committee Chair	75,000	40,000
Corporate Governance and Nominating Committee Chair and Compensation Committee Chair	30,000	20,000
Audit Committee member-at-large	37,500	20,000
Corporate Governance and Nominating Committee member-at-large and Compensation Committee member-at-large	15,000	10,000
Travel fee per meeting	3,000 / 6,000(2)	3,000(3)
Travel expenses per meeting	Reimbursed in accordance with Granite policy	Reimbursed in accordance with Granite policy

Notes:

(1)	Pursuant to Granite’s trustee and director compensation program, one-half of this amount is paid in deferred share units, granted quarterly in arrears.

(2)	The travel fee per meeting was $3,000 for those who must travel less than four hours by air to attend a meeting and $6,000 for those who must travel four hours or more by air to attend a meeting.

(3)	The travel fee per meeting is $3,000 for those who must travel by air to attend a meeting.

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Director Compensation Table

The following table provides information regarding compensation earned by the Directors during the financial year ended December 31, 2016. The fees earned by each Director (other than Mr. Clow and Mr. Cruise) include fees earned for being a member of the Special Committee that was formed on May 11, 2015 to conduct a strategic review in respect of Granite and Granite’s senior management and the alternatives available to best enhance the long-term interests of Granite’s Unitholders and other stakeholders. The review of strategic alternatives concluded on March 2, 2016, at which time the Special Committee was disbanded. The Special Committee, and in particular the Chair, devoted significant time and effort to conducting the strategic review process and addressing matters associated with Chief Executive Officer succession.

Name(1)	Fees Earned(2) ($)	Share- Based Awards ($)(3)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(4)	All Other Compensation ($)	Total ($)
Michael Brody(5)	147,463	61,821	—	—	—	—	209,284
Donald Clow	6,114	6,114	—	—	—	—	12,228
Brydon Cruise	56,758	42,084	—	—	—	—	98,842
Peter Dey	183,899	98,913	—	—	—	—	282,812
Barry Gilbertson(6)	185,550	61,821	—	—	—	—	247,371
Gerald Miller	219,778	61,821	—	—	—	—	281,599
G. Wesley Voorheis	274,863	148,370	—	—	—	—	423,233

Notes:

(1)

Mr. Forsayeth, who was appointed as a Director on January 19, 2016, is also a NEO. His compensation is disclosed above under “— Compensation Discussion and Analysis” and “— Summary Compensation Table”. Mr. Cruise was appointed as a Director on April 20, 2016 and Mr. Clow was appointed a Director on November 22, 2016.

(2)

Fees earned include fees earned for serving as a member of the Special Committee in 2016 as follows: Mr. Brody, $20,936; Mr. Dey, $40,475; Mr. Gilbertson, $20,936; Mr. Miller, $20,936; and Mr. Voorheis, $111,656. Of the aggregate fees earned, the following Directors elected to receive, in lieu of cash in the following specified amounts, additional deferred share units under the Director Plans (defined in Note (3)): Mr. Gilbertson — $64,307, Mr. Cruise — $56,758, Mr. Clow — $6,114 and Mr. Voorheis — $121,957. These deferred share unit amounts are not included in the figures shown in the “Share-Based Awards” column above, which represent amounts that are required to be paid in deferred share units pursuant to Granite’s trustee and director compensation program.

(3)

Effective November 3, 2003, Granite Co. established a deferred share unit plan for non-employee directors. In connection with the 2013 Arrangement, Granite GP adopted a similar non-employee directors’ deferred unit plan and Granite Co.’s plan was amended (these plans, collectively, the “Director Plans”). The Director Plans provide for a deferral of up to 100% of each Director’s total annual cash remuneration from Granite Co. and Granite GP, as applicable, at specified levels elected by each Director, until such Director ceases to be a director (or officer or employee) of Granite Co. or Granite GP, as applicable, or of any affiliate of Granite Co. or Granite GP, as applicable, for any reason. The amounts deferred are reflected in notional deferred share units whose value in the case of deferred share units credited under the Granite Co. plan prior to January 3, 2013 depended on the fair market value of the Granite Co. common shares, and whose value under both Director Plans from and after January 3, 2013 depends on the fair market value of preferred shares of Granite Co. Based on the terms of the Granite Co. preferred shares, it is expected that the fair market value of those shares will generally track the value of Stapled Units. The value of a deferred share unit will appreciate or depreciate with changes in the value of these preferred shares. The Director Plans also take into account any distributions paid on the Stapled Units from and after January 3, 2013 in that they provide for the crediting of additional deferred share units to Directors’ accounts in respect of such distributions. Similarly, prior to January 3, 2013, the Granite Co. directors’ deferred share unit plan provided for the crediting of additional deferred share units in respect of dividends paid on the common shares of Granite Co. The Director Plans also allow for discretionary grants of deferred share units in addition to the deferred share units credited to a Director pursuant to his or her election to defer their remuneration as described above. Under the Director Plans, when a Director leaves the Board, he or she receives (within a prescribed period of time) a cash payment equal to the then value of his or her accrued deferred share units, which, in turn, depends on the value of the Granite Co. preferred shares at that time, net of withholding taxes. The grant date fair value of a deferred share unit is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the deferred share unit. The value shown for these awards is the same as the grant date fair value determined in accordance with IFRS without any adjustment for subsequent distribution-equivalent grants.

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(4)

None of the Directors participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with retirement.

(5)

Mr. Brody is not standing for re-election at the Meetings. In 2016, Mr. Brody attended 12 of 12 meetings of the Board, 4 of 5 meetings of the Compensation Committee of Granite GP, and 2 of 2 meetings of the Audit Committee of Granite REIT and Granite GP (following his appointment to the Audit Committee on June 16, 2016).

(6)

Mr. Gilbertson is not standing for re-election at the Meetings. In 2016, Mr. Gilbertson attended 12 of 12 meetings of the Board, 1 of 1 meeting of the Corporate Governance and Nominating Committee of Granite GP (following his appointment to such committee as Chair on June 16, 2016), 5 of 5 meetings of the Audit Committee of Granite REIT and Granite GP and 4 of 4 meetings of the Compensation Committee of Granite GP. Mr. Gilbertson is currently a director of Custodian REIT plc (in United Kingdom).

Director Incentive Plan Awards

Outstanding Share-Based Awards

The following table lists all share-based awards that are outstanding as of December 31, 2016 which have been made by Granite or one of its subsidiaries to the Directors. There are no option-based awards outstanding as of December 31, 2016 for Directors.

Name(1)	Number of deferred share units(2) (#)	Market or payout value of deferred share units(2) ($)
Michael Brody	16,329	731,213
Donald Clow	273	12,225
Brydon Cruise	2,399	107,427
Peter Dey	28,772	1,288,410
Barry Gilbertson	24,422	1,093,617
Gerald Miller	14,722	659,251
G. Wesley Voorheis	59,807	2,678,157

Notes:

(1)

Mr. Forsayeth, who was appointed as Director of Granite GP on January 19, 2016, is also a NEO. Accordingly, Mr. Forsayeth does not receive deferred share units. Mr. Forsayeth’s compensation is disclosed above under “— Compensation Discussion and Analysis” and “— Summary Compensation Table”. Mr. Cruise was appointed as a Director on April 20, 2016 and Mr. Clow was appointed a Director on November 22, 2016.

(2)

This figure represents or applies to all deferred share units held by the Director as of December 31, 2016. As noted under “Director Compensation — Director Compensation Table”, under the Director Plans, when a Director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued deferred share units, net of withholding taxes. Deferred share units are rounded to the nearest single unit. The indicated value is calculated, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days preceding December 31, 2016, which was $44.78, by the applicable number of deferred share units.

Incentive Plan Awards — Value Vested or Earned During the Year for Directors

No option-based or share-based awards vested, and no non-equity incentive plan compensation was earned, during the financial year ended December 31, 2016 for Directors.

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Equity Compensation Plan Information

The following table provides information on Granite’s equity compensation plans as at December 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options or upon settlement of share units	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options or upon settlement of share units)
Stock option plan approved by security holders(1)	—	—	1,886,544
Executive Deferred Stapled Unit Plan approved by security holders	81,973	n/a	818,158
Total	81,973	n/a	2,704,702

Note:

(1)	No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan.

Description of the Executive Deferred Stapled Unit Plan

The following is a summary of the material features of the Executive Deferred Stapled Unit Plan.

Effective August 7, 2011, the Board of Granite Co. adopted the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan), which is designed to provide equity-based compensation in the form of deferred stapled units to employees of Granite or any of Granite’s subsidiaries, partnerships, trusts or other controlled entities who are, by the nature of their position or job, in a position to contribute to the success of Granite (the “Participants”) as determined by the Compensation Committee. The Executive Deferred Stapled Unit Plan was approved by the shareholders of Granite Co. at the annual general and special meeting held on June 13, 2012.

The Executive Deferred Stapled Unit Plan entitles a Participant to receive grants of deferred stapled units (“Grants”), at the discretion of the Compensation Committee, in the form of PSUs (each representing the right to receive one Stapled Unit or the market value thereof for each performance unit that vests as described below under “Vesting and Settlement”) or RSUs (each representing the right to receive one Stapled Unit or the market value thereof as described below under “Vesting and Settlement” and “Grant Terms”), which will vest either after the attainment of certain performance conditions (in the case of PSUs) or after a continuous period of employment (in the case of RSUs). The specific vesting conditions for each PSU or RSU shall be determined by the Compensation Committee.

Purposes of the Executive Deferred Stapled Unit Plan

The purposes of the Executive Deferred Stapled Unit Plan are to promote a further alignment of interests between employees and the Unitholders; to associate a portion of employees’ compensation with the returns achieved by Unitholders; and to recruit and retain employees with the knowledge, experience and expertise required by Granite.

Securities Issuable

Up to 1,000,000 previously unissued Stapled Units may be issued under the Executive Deferred Stapled Unit Plan, representing approximately 2.1% of Granite’s outstanding Stapled Units as of April 30, 2017. As at April 30, 2017, 121,402 Stapled Units had been issued under settled RSUs, and 102,998 Stapled Units were issuable under outstanding RSUs, representing approximately 0.3%, and 0.2%, respectively, of the number of outstanding Stapled Units. Accounting for RSUs previously settled, and assuming the settlement of all outstanding RSUs in previously unissued Stapled Units, 775,600 Stapled

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Units remain available to be issued under the Executive Deferred Stapled Unit Plan as of April 30, 2017, representing approximately 1.6% of Granite’s outstanding Stapled Units as of April 30, 2017. As at April 30, 2017, no PSUs had been issued.

No one Participant may receive any Grants which together with all Grants then held by such Participant would permit such Participant to be issued a number of Stapled Units which would be greater than 1% of all Stapled Units outstanding. In addition: (i) the number of Stapled Units issuable to insiders of Granite at any time, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units; and (ii) the number of Stapled Units issued to any insiders, within any one year period, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units.

Vesting and Settlement

A deferred stapled unit shall be settled, upon or as soon as practicable after its vesting, in cash (in an amount equal to the market value of the relevant Stapled Units), in Stapled Units delivered from a trust established to acquire and hold Stapled Units purchased from third parties or in previously unissued Stapled Units issued by Granite, or any combination thereof, as determined by the Compensation Committee. Market value for the purposes of settling a deferred stapled unit in cash on any settlement date shall generally be based on the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the settlement date. Vesting conditions in respect of a Grant are determined by the Compensation Committee at the time the Grant is made and may result in the vesting of more or less than 100% of the number of deferred stapled units included in a Grant at the time the Grant is made where a multiplier applies to such deferred stapled units based on the extent to which such vesting conditions are met.

The Executive Deferred Stapled Unit Plan also provides for the accrual of dividend/distribution equivalent amounts based on dividends/distributions paid on the Stapled Units.

Grant Terms

The Compensation Committee determines the terms and conditions of Grants to any Participant, including, without limitation: the type of deferred stapled unit; the number of RSUs or PSUs subject to a Grant; the vesting period(s) applicable to a Grant; the conditions to the vesting of any deferred stapled units granted, including terms relating to performance conditions to be met or conditions relating to continued service with Granite or its affiliate; any multiplier that may apply to deferred stapled units subject to a Grant in connection with the achievement of vesting conditions and which may result in the number of deferred stapled units that vest being more or less than the number of deferred stapled units included in the Grant at the time the Grant is made; the performance period for PSUs and the conditions, if any, upon which vesting of any deferred stapled unit will be waived or accelerated without any further action by the Compensation Committee; the circumstances in which a deferred stapled unit shall be forfeited or cancelled or expire; the consequences of a grantee’s termination with respect to a deferred stapled unit; whether and the terms upon which any Stapled Units delivered upon exercise or settlement of a deferred stapled unit must continue to be held by a Participant for any specified period; and whether and the extent to which any performance conditions or other criteria applicable to the vesting of a deferred stapled unit have been satisfied or shall be waived or modified. The Executive Deferred Stapled Unit Plan provides that the number of deferred stapled units to be covered by a Grant shall generally be determined by dividing the value of the Grant by the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the grant date for such Grant, rounded up to the next whole number.

Assignability and Cessation of Entitlement

Subject to the terms of the relevant Participant’s employment agreement, in the event that a Participant’s employment is terminated without cause or the Participant dies or experiences certain disability

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events prior to the vesting date of any Grant, such Participant’s deferred stapled units will thereupon become vested in an amount equal to the product of (i) the number of deferred stapled units which have not previously vested plus any dividend/distribution equivalent deferred stapled units in respect thereof (assuming, in the case of PSUs, that the relevant Participant was employed until the end of the applicable vesting period and taking into account the extent to which the applicable performance conditions were achieved), multiplied by (ii) a fraction, the numerator of which is the number of months between (A) the first day of the relevant vesting period or, if the deferred stapled units are subject to more than one vesting date in a single vesting period, the most recent vesting date that precedes the date of termination, death or disability and (B) the date the employee is terminated, dies or becomes disabled, and the denominator of which is the total number of months between the date determined for the purposes of clause (A), above, and the last day in the relevant vesting period.

Subject to the terms of a Participant’s written employment agreement, in the event a Participant’s employment is terminated for cause or if the Participant resigns, no deferred stapled units which have not vested and settled prior to the date of the Participant’s termination or resignation, as the case may be, including dividend/distribution equivalent deferred stapled units in respect of such deferred stapled units, shall vest, and all such deferred stapled units shall be forfeited immediately.

Other than by designating a beneficiary to receive any benefits that are payable under the Executive Deferred Stapled Unit Plan upon the death of a Participant, or by operation of law, a Participant shall not be permitted to assign or transfer any deferred stapled units.

Amendment of the Executive Deferred Stapled Unit Plan

The Executive Deferred Stapled Unit Plan and any Grants made pursuant thereto may be amended, modified or terminated by the Board without approval of Unitholders. Such changes could include accelerating the vesting of a Grant. Notwithstanding the foregoing, the Executive Deferred Stapled Unit Plan or any Grant may not be amended without Unitholder approval to:

(a)	increase the number of Stapled Units issuable on settlement of outstanding deferred stapled units;

(b)	permit a Participant to transfer or assign deferred stapled units to a new beneficial holder other than to a beneficiary in the event of the Participant’s death;

(c)	increase the number of Stapled Units that may be issued to insiders above the restrictions contained in the Executive Deferred Stapled Unit Plan;

(d)	add additional categories of Participants; or

(e)	amend the Executive Deferred Stapled Unit Plan to delete any of the limitations on amendments described in (a) through (d) above.

In addition, no amendment to the Executive Deferred Stapled Unit Plan or Grants made pursuant thereto may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law.

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

As at April 30, 2017, there was no indebtedness owing to Granite or any of its subsidiaries, excluding routine indebtedness, by present or former executive officers, trustees, directors or employees of Granite or any of its subsidiaries, nor was any indebtedness of any such person, excluding routine indebtedness, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries.

No individual who is, or at any time during the financial year ended December 31, 2016 was a trustee, a director or executive officer of Granite, no Proposed Trustee or Proposed Director, and no associate of any such trustee, director, executive officer, Proposed Trustee or Proposed Director (i) is, or at any time since January 1, 2016 has been, indebted to Granite or any of its subsidiaries under a securities purchase program or any other program, excluding routine indebtedness, or (ii) has had any indebtedness, excluding

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routine indebtedness, that is, or at any time since January 1, 2016 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries under a securities purchase program or any other program.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Granite, as at April 30, 2017, no trustee, director or officer of Granite, any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Granite or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of Granite, any Proposed Trustee or Proposed Director, nor any of their respective associates: (a) has had a direct or indirect material interest in any transaction since the beginning of Granite’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Granite or any of its subsidiaries; or (b) has any material interest in any matter to be acted upon at the Meetings other than the election of trustees of Granite REIT and directors of Granite GP.

MANAGEMENT CONTRACTS

During Granite’s most recently completed financial year, no management functions of Granite or any subsidiary of Granite were to any substantial degree performed by a person or company other than the trustees, directors or executive officers of Granite.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Granite has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that the Boards of Granite REIT and Granite GP function independently of Management. The following describes Granite’s approach to corporate governance.

Applicable Governance Requirements and Guidelines

Granite is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators, the NYSE and the SEC. These include the Corporate Governance Listing Standards of the NYSE, the Sarbanes-Oxley Act of 2002, and the guidelines contained in National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”). Granite’s website, www.granitereit.com, contains various charters and policies that have been adopted by Granite pursuant to corporate governance requirements and guidelines, as well as information on its compliance with the NYSE’s corporate governance standards. Management, the Corporate Governance and Nominating Committee of the Board of Granite GP and the Boards will continue to monitor corporate governance developments and initiatives with a view to continuing to make all necessary and appropriate changes to Granite’s corporate governance structures and procedures as required from time to time.

In this Statement of Corporate Governance Practices Section, references to the “Board” or “Boards” refer to the board of trustees of Granite REIT and/or the board of directors of Granite GP, as applicable.

The following is a statement of Granite’s existing corporate governance practices with specific reference to the guidelines contained in National Policy 58-201 and the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Board of Trustees of Granite REIT and Board of Directors of Granite GP

The Boards of Granite REIT and Granite GP are comprised of the same eight individuals. It is the policy of Granite that a majority of Board members be “independent” (as defined in National Instrument 52-110 —Audit Committees (“NI 52-110”), as well as in the NYSE corporate governance standards applicable to boards of directors). The Boards have considered the circumstances of each of their current members and have concluded that seven of such members (Messrs. Voorheis, Brody, Clow, Cruise, Dey, Gilbertson and Miller) are “independent” based on the applicable tests. In reaching this conclusion, the Boards determined that each such trustee or director is free from any direct or indirect material relationship — being a

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relationship which could reasonably interfere with the trustee’s or director’s independent judgment — with Granite. Mr. Forsayeth, the CEO of Granite REIT and Granite GP, is a member of Management and, as a result, not an independent trustee or director. Mr. Voorheis is currently the chairman of each of the Boards (the “Chairman”), and Mr. Dey is currently the vice-chairman of each of the Boards.

Mr. Brody and Mr. Gilbertson are not standing for re-election at the Meetings. Of the individuals nominated for election as trustees and directors of Granite at the Meetings, the following seven, constituting a majority of such nominees, are independent: Messrs. Voorheis, Dey, Clow, Cruise, Daal, Marshall and Miller.

The Boards are committed to facilitating open and candid discussion among their independent trustees and directors. An in camera session of independent trustees and directors is scheduled at each Board meeting to provide the independent trustees and directors the opportunity to discuss matters without Management present. The independent trustees and directors met without Management present at all of the regularly scheduled Board meetings held in 2016. Meetings of independent trustees and directors are also separately called as necessary. Granite believes that the current Board size facilitates direct and immediate communication among independent trustees and directors (and between such trustees and directors and the full Board and Management) and permits the direct involvement by individual Board members in specific matters where their personal inclination or experience will assist the Board and Management in dealing with a specific issue.

As noted above, the Boards held a total of 12 meetings in 2016. The attendance record of each proposed trustee and director and the names of any reporting issuer for which a Granite trustee or director is also a director are detailed above under “Matters to be Acted Upon at the Meetings —Election of Trustees of Granite REIT”.

Board Mandates

Granite REIT

In general, the Board of Granite REIT is responsible for the stewardship of Granite REIT (which is a limited partner of Granite REIT Holdings Limited Partnership (“Granite LP”), the principal subsidiary of Granite). As a limited partner of Granite LP, the activities of the Board of Granite REIT are more limited than those of the Board of Granite GP. The Board of Granite REIT oversees the affairs of Granite REIT and establishes and approves overall policies for Granite REIT as required. The Board of Granite REIT operates pursuant to its written charter (the full text of which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “A” to this Circular), as well as the Granite REIT Declaration of Trust and applicable law. According to its charter, the Board of Granite REIT bears principal responsibility for, among other things:

•	reviewing reports of the Corporate Governance and Nominating Committee from time to time concerning Granite REIT’s approach to governance;

•	reviewing Granite REIT’s disclosure policy and compliance with it periodically, and approving any material amendments to the policy;

•	communicating with Unitholders through approving an annual report, an annual information form, quarterly interim reports and periodic press releases; and

•	appointing an audit committee and other committees of the Board of Granite REIT as considered appropriate from time to time.

Granite GP

In general, the Board of Granite GP is responsible for the stewardship of Granite GP (which acts as general partner of Granite LP, the principal subsidiary of Granite) and the establishment of Granite’s strategic direction. The Board of Granite GP oversees the business and affairs of Granite GP and the day to day conduct of business by Management, establishes and approves overall corporate policies as required and involves itself jointly with Management in pursuing the creation of Unitholder value and preserving and protecting Granite’s assets. The Board of Granite GP operates pursuant to its written charter (the full text of

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which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “B” to this Circular), as well as Granite GP’s articles and applicable law. According to its charter, the Board of Granite GP bears principal responsibility for, among other things:

•	reviewing reports of the Corporate Governance and Nominating Committee from time to time concerning Granite GP’s approach to governance;

•	reviewing Granite GP’s disclosure policy and compliance with it periodically, and approving any material amendments to the policy;

•	communicating with Unitholders through approving an annual report, annual information form, quarterly interim reports and periodic press releases;

•	appointing an audit committee and other committees of the Board of Granite GP as considered appropriate from time to time;

•

periodically reviewing and, if advisable, approving Granite’s strategic planning process and Granite’s strategic plan; in discharging this responsibility, the Board of Granite GP shall review the plan in light of Management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry;

•

periodically reviewing and, if advisable, approving Granite’s business and capital plans as well as policies and processes generated by Management relating to the authorization of major investments and significant allocation of capital;

•	periodically reviewing reports of the Compensation Committee concerning Granite’s approach to executive compensation; and

•	reviewing reports provided by the Audit Committee of principal risks associated with Granite’s business and operations and the systems implemented to manage these risks.

Board Committees

Compensation Committee of Granite GP

Information about the Compensation Committee can be found above in the section entitled “Statement of Executive Compensation — Compensation Discussion and Analysis — Compensation Committee Mandate”.

Corporate Governance and Nominating Committee of Granite GP

Following completion of the 2013 Arrangement, the Board of Granite GP formed a Corporate Governance and Nominating Committee which is currently composed of Messrs. Gilbertson (Chair), Dey and Voorheis, all of whom are considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. Mr. Gilbertson is not standing for re-election at the Meetings.

The Corporate Governance and Nominating Committee operates pursuant to its written charter, as well as Granite GP’s articles and applicable law. The full text of the Corporate Governance and Nominating Committee charter is posted on Granite’s website, www.granitereit.com.

Responsibilities of the Corporate Governance and Nominating Committee include (i) the nomination of persons for election to the Boards; and (ii) the corporate governance of Granite. Granite believes that “corporate governance” means the process and structure used to oversee the management of the business affairs of Granite REIT and Granite GP in the best interests of Granite REIT and Granite GP. The process and structure define the division of power between, and establish mechanisms for achieving accountability of, the Boards and the executive team.

Subject to the powers and duties of the Board, the Board has delegated certain powers and duties to be performed by the Corporate Governance and Nominating Committee on behalf of and for the Board.

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In exercising its powers and discharging its duties, the Corporate Governance and Nominating Committee shall:

•

periodically undertake an examination of the size of the Boards and standards of independence, with a view to determining the impact of the number of trustees and directors (including the number of independent trustees and directors) on the effectiveness of the Boards and the ability of the Boards to act independently of Management in fulfilling their respective duties, and recommend to the Boards, if necessary, a reduction or increase in the size of the Boards and/or the number of independent trustees and directors;

•

in consultation with the Chairman of the Board, endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties and working effectively together as a unit;

•

review the disclosure in Granite’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Boards regarding any reports required or recommended on corporate governance;

•	periodically review the disclosure policy of Granite, any proposed material amendments to which shall be recommended to the Boards;

•	review, monitor and make recommendations regarding new trustee and director orientation and the ongoing development of existing trustees and directors;

•

review from time to time, as required, the Board charters and the charters for each committee of the Boards, together with the position descriptions of each of the Chairman of the Boards, the Chair of each committee of the Boards and the CEO, and where necessary recommend changes to the Boards;

•	monitor conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct; and

•	if applicable, promptly consider any resignation offer from a member of the Boards and make a recommendation to the Boards pursuant to the majority voting policy of Granite.

Identifying New Candidates for Board Nomination

Based on the guidelines referred to in the Corporate Governance and Nominating Committee charter, the Corporate Governance and Nominating Committee shall, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Boards trustee and director nominees for the next annual general meetings of holders of REIT Units and holders of GP Shares.

The Corporate Governance and Nominating Committee shall, annually or as required, recommend to the Board the individual trustees and directors to serve on the various committees of the Boards and as Chair of the various committees of the Boards.

In making its recommendations, the Corporate Governance and Nominating Committee shall consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing trustee and director to possess, and the competencies and skills each new nominee will bring to the boardroom, as well as the objectives of the Diversity Policy of Granite. The Corporate Governance and Nominating Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable.

The Board believes that diversity is important to ensure that Board members provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with relevant competencies and skills can play in contributing to diversity of perspective in the boardroom.

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The Boards’ Diversity Policy includes provisions relating to the identification and nomination of women trustees and directors. It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Boards. The Policy provides that in reviewing composition of the Boards and identifying suitable candidates for nomination for election to the Boards, candidates will be selected based on merit and against objective criteria, and due consideration will be given to diversity in identifying candidates and selecting candidates. Granite has not adopted a target regarding women on the Board as the Board believes that such arbitrary targets are not in the best interests of Granite. The Policy provides that the Corporate Governance and Nominating Committee will periodically assess the effectiveness of the Board nomination process at achieving Granite’s diversity objectives.

In March 2016, the Corporate Governance and Nominating Committee considered and discussed with the full Board (i) the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, (ii) the competencies and skills that the Board considers each existing trustee and director to possess, (iii) ways in which the Board could be supplemented, including with a view to achieving the objectives of Granite’s Diversity Policy and (iv) the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable. Since that time and taking into account the above-noted initiatives, several candidates, including female candidates, were considered, and based on the skillset, expertise, qualifications and availability of the candidates, Brydon Cruise was appointed as a trustee and director on April 20, 2016 and Donald Clow was appointed as a trustee and director on November 22, 2016. As a result, there are currently no women on the Boards.

Assessments

The Corporate Governance and Nominating Committee, in consultation with the Chairman, is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties. The Corporate Governance and Nominating Committee will, from time to time, review the Board charters and the charters for each committee of the Boards, together with the position descriptions of the Chairman of each of the Boards, the Chair of each committee of the Boards and the CEO, and where necessary recommend changes to the Boards. The Corporate Governance and Nominating Committee most recently conducted such a review in April 2017.

In carrying out its assessment function, the Corporate Governance and Nominating Committee solicits feedback from trustees and directors as well as all executive officers on the performance of the Boards as a whole, as well the performance of each committee and the contributions of each individual Board member. The feedback covers a broad range of topics, including but not limited to: Board and committee priorities, responsibilities, operations and effectiveness, as well as on trustees’ and directors’ individual skills and contributions.

The Corporate Governance and Nominating Committee considers the results of recent Board effectiveness assessments when reporting to the Board on its findings as to the role, size, composition, competencies, skills and structure of the Boards and the committees.

The term of office of each of Granite’s trustees and directors expires not later than the next annual general meeting of unitholders and the next annual general meeting of shareholders, respectively. The Board has not established term limits for its trustees and directors. Granite believes that applying term limits may cause the Board to lose valuable contributors who have enhanced and helped to guide Granite’s business to the benefit of Unitholders. Granite’s Board believes its effectiveness assessment process provides a reliable means to identify and address individual performance concerns and that its nominations process requires regular consideration of the optimal mix of skills, diversity and experience.

Audit Committee of Granite REIT and Granite GP

The Audit Committee of each of Granite REIT and Granite GP is currently composed of Messrs. Miller (Chair), Brody, Clow and Gilbertson, all of whom are considered by the Boards to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. The

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Boards have also determined that Mr. Miller, the Chairman of each Audit Committee, is a “financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committees are financially literate, as such term is defined in NI 52-110. Mr. Brody and Mr. Gilbertson are not standing for re-election at the Meetings.

The Audit Committees each operate pursuant to a written charter, as well as the Granite REIT Declaration of Trust (in the case of Granite REIT) and the articles of Granite GP (in the case of Granite GP) and applicable law. The full text of the Audit Committee charters is posted on Granite’s website, www.granitereit.com, and is attached as an appendix to Granite REIT’s Annual Information Form dated March 1, 2017.

In accordance with the Audit Committee charters, each Audit Committee shall oversee the accounting and financial reporting processes of Granite and the audits of Granite’s financial statements and exercise the responsibilities and duties set out therein. Pursuant to each Audit Committee Charter, the Audit Committee shall, among other things:

•	oversee Granite’s financial statements and financial disclosures;

•

review the annual audited and interim combined financial statements of Granite REIT and Granite GP, the external auditor’s audit or review report thereon and the related management’s discussion and analysis of Granite’s financial condition and results of operation (“MD&A”); after completing its review, and if advisable, the Audit Committee shall recommend for Board approval such financial statements and the related MD&A;

•

review and, if advisable, recommend for Board approval financial disclosure in a prospectus or other securities offering document of Granite, press releases disclosing, or based upon, financial results of Granite and any other material financial disclosure in a document to be publicly disseminated;

•	oversee the work of the Auditor, including the external Auditor’s work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work;

•	review and, if advisable, select and recommend for Board approval the external auditor to be nominated and the compensation of the Auditor; and

•	periodically discuss with the Auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the Audit Committee.

Before the Auditor issues its report on annual financial statements, the Audit Committee shall obtain from the Auditor a formal written statement describing all relationships between the Auditor and Granite; discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and obtain written confirmation from the Auditor that it is objective and independent within the meaning of the applicable Rules of Professional Conduct / code of ethics adopted by the provincial institute or order of chartered professional accountants to which the Auditor belongs and other applicable requirements. The Audit Committee shall take appropriate action to oversee the independence of the Auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms, including the Auditor’s audit plan.

Each Audit Committee is responsible for reviewing its charter from time to time and recommending any amendments to the Board.

Each Audit Committee is responsible for overseeing the identification and assessment of the principal risks to the operations of Granite REIT or Granite GP and the establishment and management of appropriate systems to manage such risks.

Each Audit Committee is also responsible for: pre-approval of non-audit services by the external Auditor; approving Granite’s hiring policies for partners, employees and former partners and employees of the present and former external Auditor; and review, evaluation and approval of appropriate systems of internal controls in accordance with applicable law.

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Further information relating to the Audit Committees, including disclosure required under NI 52-110, can be found under the heading “Audit Committee” in the annual information form of Granite REIT dated March 1, 2017 available on SEDAR at www.sedar.com.

Position Descriptions

Chairman of the Board

Each of the Boards has developed a written position description for the Chairman of the Board. The Chairman of the Board is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her duties, the Chairman is responsible for:

•	providing leadership to foster the effectiveness of the Board;

•	ensuring there is an effective relationship between the Board and the executive team, including by acting as a liaison between the Board and the executive team;

•	acting as an advisor to the executive team in matters concerning the interests of Granite;

•	ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in making recommendations for appointment to such committees;

•	in consultation with the other members of the Board and the CEO, preparing the agenda for each meeting of the Board;

•	ensuring that trustees or directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Boards;

•

chairing Board meetings and sessions of independent trustees or directors, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors or trustees, and confirming that decisions are reached and accurately recorded;

•	chairing all unitholder and shareholder general meetings;

•

together with the Corporate Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Boards as a whole, the Boards’ committees and individual trustees or directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties, and making recommendations to the Corporate Governance and Nominating Committee for changes when appropriate;

•	consulting with the Corporate Governance and Nominating Committee on candidates for nomination or appointment to the Boards;

•

working with the CEO to ensure that each Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the CEO any issues that are preventing the Board from being able to carry out its responsibilities; and

•	providing additional services required by the Boards.

Chair of Each Board Committee

Position descriptions for the Chairs of the Audit Committee of each Board, the Compensation Committee of the Board of Granite GP and the Corporate Governance and Nominating Committee of the Board of Granite GP which set out the key responsibilities of each Chair of these committees have also been approved by the applicable Boards. Each Chair is an independent trustee or director and works with the respective committee and Management to ensure the effective functioning of the committee. A committee chair is principally responsible for overseeing the operations and affairs of his or her particular committee. In fulfilling his or her duties, the chair of a committee is responsible for:

•	providing leadership to foster the effectiveness of the committee;

•	ensuring there is an effective relationship between the applicable Board(s) and the committee;

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•	reporting to the Board on significant committee deliberations and discussions, and on the committee’s recommendations;

•

ensuring that an appropriate charter for the committee is in effect and assisting the Corporate Governance and Nominating Committee in making recommendations for amendments to such committee’s charter;

•	taking the principal initiative in scheduling meetings of the committee;

•	preparing the agenda for each meeting of the committee (in consultation with the other members of the committee and the Board, where appropriate);

•	ensuring that all committee members receive the information required for the proper performance of their duties, including information relevant to each meeting of the committee;

•

chairing committee meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual members, and confirming that decisions are reached and accurately recorded;

•

together with the Corporate Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole and the committee’s individual members, and making recommendations to the Corporate Governance and Nominating Committee for changes when appropriate;

•

working with the CEO to ensure that the committee is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the CEO any issues that are preventing the committee from being able to carry out its responsibilities; and

•	providing additional services required by the Board and the committee.

Chief Executive Officer

The Boards have developed a written position description and mandate for the CEO. The CEO is primarily responsible for the overall management of the business and affairs of Granite REIT and Granite GP. In this capacity, the CEO shall establish the strategic and operational priorities of Granite and provide leadership for the effective overall management of Granite. The CEO is directly responsible to the Unitholders, through the Boards, for all activities of Granite.

In fulfilling his or her duties, the CEO is responsible for:

•	developing for the Granite GP Board’s approval a long-term strategy and vision for Granite that is consistent with creating securityholder value;

•	developing for the Granite GP Board’s approval annual business plans and budgets that support Granite’s long-term strategy;

•	consistently striving to achieve Granite’s short and long-term financial and operating goals and objectives;

•	providing leadership and vision, and maintaining a high level of employee morale and incentive, with a view to ensuring the implementation of Granite’s strategy;

•	fostering a corporate culture that promotes integrity and ethical values throughout the organization, including setting the tone by meeting the highest ethical standards;

•	developing and incentivizing the executive officers of Granite and providing overall management to ensure the effectiveness of the leadership team;

•

making recommendations to Granite GP’s Compensation Committee respecting the appointment of all senior management reporting directly to the Chief Executive Officer, and all other officers appointed by the Granite GP Board, after consideration of the objectives of Granite’s Diversity Policy;

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•

making recommendations to Granite GP’s Compensation Committee respecting the compensation and other terms of employment of all senior management reporting directly to the Chief Executive Officer, and all other officers appointed by the Granite GP Board;

•	ensuring that succession plans are in place for Granite which reflect consideration of the objectives of Granite’s Diversity Policy;

•	serving as Granite’s chief spokesperson and ambassador;

•

ensuring compliance by Granite with all applicable laws, rules and regulations, as well as Granite’s Code of Conduct and Ethics and any other policies of the Board of Granite REIT or the Board of Granite GP in effect from time to time; and

•

ensuring that each of the Boards remains fully informed through direct communication with the Chairman of such Board for all significant matters, and dealing with such Boards in a manner that ensures that such Boards are able to provide the best counsel and advice possible.

Orientation and Continuing Education

Granite ensures that new Board members are provided with a basic understanding of Granite’s business, the role of the Boards, their committees and their trustees and directors to assist them in contributing effectively to the Boards. This is accomplished in part through the provision of access to an online trustee/director resource centre containing comprehensive trustee/director orientation information as well as historical disclosure materials. This online trustee/director resource centre is also periodically updated with publications and other information relevant to the continuing education of the trustees and directors of Granite. In addition, Board members routinely engage in discussions with executives, periodically participate in site visits to certain of Granite’s properties in both North America and Europe and engage in educational sessions with experts that are relevant to Granite’s business and the environment in which it operates. Over the last year, in addition to frequent business and industry updates from management, the Board received presentations from its independent advisors and guest speakers that provided outside perspectives on topics that included shareholder activism and Board governance issues and trends, including Board diversity, tenure and other board renewal mechanisms.

The Corporate Governance and Nominating Committee of the Board of Granite GP is responsible for reviewing, monitoring and making recommendations regarding trustee and director orientation and the ongoing development of existing trustees and directors.

Ethical Business Conduct

The Boards have adopted a Code of Conduct and Ethics (the “Code of Conduct”) that applies to all employees, including officers and trustees and directors. A copy of the Code of Conduct is posted on Granite’s website, www.granitereit.com, and will be sent free of charge to any person upon request in writing addressed to the Secretary at Granite’s principal executive offices set out in this Circular. The Corporate Governance and Nominating Committee of the Board of Granite GP is charged with monitoring conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct.

Waivers of the Code of Conduct may from time to time be granted in limited circumstances. Any waivers must be granted by the Audit Committee(s) and will be publicly disclosed if required by applicable law, rules and regulations. There have been no such waivers to date.

In order to ensure compliance with the Code of Conduct, employees of Granite who become aware of a violation of the Code of Conduct by others within Granite or one of its subsidiaries are responsible for reporting any violations of the Code of Conduct, through “whistleblowing” mechanisms which Granite has established. Employees may report violations of the Code of Conduct anonymously. The Code of Conduct provides that no one will be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of the Code of Conduct.

The Boards have also adopted an Insider Trading and Blackout Policy to establish a standard with respect to the purchase and sale of Granite’s securities, with which all officers, trustees, directors and

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employees of Granite and its subsidiaries are expected to comply and a Disclosure Policy to ensure that communications to the public regarding Granite are timely, factual, accurate, complete, broadly disseminated and, where necessary, filed with regulators in accordance with applicable securities laws. The Boards have also adopted an Anti-Bribery Policy, which prohibits the provision of bribes, kickbacks, favours, or any other thing of value, directly or indirectly, to any government official.

Granite is committed to ensuring that each time the Boards act on any particular transaction, each trustee or director who casts a vote is free from any material interest in the transaction and any existing or potential material conflict of interest with Granite or its subsidiaries, affiliates or controlling Unitholders generally. When any transaction is voted on by the Boards, Granite adheres to the requirements of the Granite REIT Declaration of Trust and applicable law that a trustee, director or officer of Granite who: (a) has a material interest in a material contract or transaction with Granite; or (b) is a director or an officer of, or has a material interest in, a person who has a material interest in a material contract or transaction with Granite, shall disclose in writing to the Board or request to have entered in the Board minutes the nature and extent of his or her interest, and, unless the contract or transaction is one with an affiliate or between Granite REIT and Granite GP, shall not attend any part of a meeting of trustees or directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction. In this way, the Boards ensure that trustees and directors act with a view to the best interests of Granite and are not affected by any relationship that could materially interfere with their ability to exercise independent judgment.

Risk Management Oversight

The Audit Committee of each of Granite REIT and Granite GP is entrusted with responsibility for overseeing the identification and assessment of the principal risks to the operations of Granite and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to Unitholders and to the long-term viability of Granite. Each Audit Committee performs this function pursuant to a written charter as described under “Audit Committee of Granite REIT and Granite GP”. Each Audit Committee requires management to report periodically to the Audit Committee, and each Committee reports periodically to the Board, on the principal risks faced by Granite and the steps implemented by management to manage these risks.

In fulfilling this risk oversight responsibility, the Audit Committee reviews a risk matrix prepared and presented by management to the Audit Committee on a quarterly basis. This risk matrix identifies risks to Granite and assesses the probability of the risks occurring and the severity of the impact, should they occur. The Audit Committee also dedicates a full meeting each year to a risk review.

Pursuant to the Board charters, Granite’s Boards are responsible for verifying that internal, financial, non-financial and business control and management information systems have been established by management.

Succession Planning

The Board of Granite GP is responsible for developing and periodically reviewing the succession plans of Granite for the Chairman, the CEO and the other key executive officers of Granite, including the appointment, training and monitoring of such persons, with consideration to the objectives of Granite’s Diversity Policy. The Board has delegated to the Compensation Committee responsibility for periodically reviewing and making recommendations to the Board with respect to general succession planning matters and executive development programs.

It is an objective of Granite’s Diversity Policy that diversity be considered in connection with succession planning and the appointment of members of Granite’s executive management. The Board believes that diversity is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. Granite currently has no female executive officers. Granite has not adopted a target regarding women in executive officer positions as the Board believes that such arbitrary targets are not in the best interests of Granite.

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OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action at the Meetings other than those described in the Notice.

Information stated in this Circular is dated as at April 30, 2017 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Boards.

ADDITIONAL INFORMATION

Granite files reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in Granite’s combined financial statements and management’s discussion and analysis for its most recently completed financial year.

Unitholders may also request copies of these documents from Granite’s Chief Financial Officer by mail addressed to the Chief Financial Officer of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, by phone at (647) 925-7500, or by e-mail at ikonstantopoulos@granitereit.com.

Michael Forsayeth	Ilias Konstantopoulos
Chief Executive Officer	Chief Financial Officer

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APPENDIX “A”

BOARD CHARTER OF GRANITE REAL ESTATE INVESTMENT TRUST

GRANITE REAL ESTATE INVESTMENT TRUST

BOARD OF TRUSTEES CHARTER

Purpose

The members of the Board of Trustees (the “Board”) of Granite Real Estate Investment Trust (the “Trust”) have the duty to supervise the management of the business and affairs of the Trust. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Trust. The Board shall be responsible for exercising its powers and taking such actions as may be necessary or desirable in order to comply with the provisions of the Declaration of Trust of the Trust.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of trustees; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Declaration of Trust of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, and financial position and performance. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Corporate Governance and Nominating Committee of the Board of Directors of Granite REIT Inc. (the “Company Board”).

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent trustee.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Corporate Governance

General

The Board shall periodically review reports of the Corporate Governance and Nominating Committee of the Company Board concerning the Trust’s approach to corporate governance.

Trustee Independence

The Board shall periodically review reports of the Corporate Governance and Nominating Committee of the Company Board that evaluate the trustee independence standards established by the Board (including the definition of independence and the proportion of independent trustees) and the Board’s ability to act independently of management in fulfilling its duties.

Board of Trustees Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Trust. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the Board shall consider the matter. The Board, in conjunction with the Chief Executive Officer and General Counsel, shall periodically review the Trust’s Disclosure Policy, including measures for receiving feedback from the Trust’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Unitholders

The Trust endeavors to keep its unitholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Trust shall maintain on its website a contact email address that will permit unitholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the Audit Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved a charter for the Audit Committee and shall approve charters for any Board committees created in the future.

Delegation to Committees

The Board has delegated to the Audit Committee those duties and responsibilities set out in the Audit Committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of the Audit Committee and the members and a chair of any other Board committee.

Meetings and Resources

Meeting Participation

Each trustee is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such trustee is a member. Trustees will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Trustees may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must advise the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than Granite REIT Inc.).

Access to Management and Outside Advisors

The Board shall have unrestricted access to employees of Granite REIT Inc. and its subsidiaries. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Trust shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Recommendations of Committees of the Company Board

The Board shall receive and consider any recommendations made to it by the Corporate Governance and Nominating Committee of the Company Board with respect to trustee nominations for each annual meeting of unitholders of the Trust and any recommendations made to it by the Compensation Committee of the Company Board with respect to the remuneration to be paid to, and the benefits to be provided to, trustees of the Trust.

Management

Position Descriptions for Trustees

The Board has approved position descriptions for the Chair and the chair of the Audit Committee. The Board shall review such position descriptions from time to time, as required.

Position Description for Chief Executive Officer

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities.

APPENDIX “B”

BOARD CHARTER OF GRANITE REIT INC.

GRANITE REIT INC.

BOARD OF DIRECTORS CHARTER

Purpose

The members of the Board of Directors (the “Board”) of Granite REIT Inc. (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Articles and By-laws of the Company.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Corporate Governance and Nominating Committee.

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent director.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall periodically review and, if advisable, approve the Company’s strategic planning process and the Company’s strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry.

Business and Capital Plans

The Board shall periodically review and, if advisable, approve the Company’s business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

Risk Management

General

The Board shall periodically review reports provided by the Audit Committee of principal risks associated with the Company’s business and operations and the systems implemented to manage these risks.

Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

General

The Board shall periodically review a report of the Compensation Committee concerning the Company’s approach to executive compensation.

Succession Review

The Board shall develop and review periodically the succession plans of the Company for the Chair, the Chief Executive Officer and other key executive officers, including the appointment, training and monitoring of such persons, with consideration to the objectives of the Diversity Policy of the Company and Granite Real Estate Investment Trust (the “Trust”).

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

General

The Board shall periodically review reports of the Corporate Governance and Nominating Committee concerning the Company’s approach to corporate governance.

Director Independence

The Board shall periodically review reports of the Corporate Governance and Nominating Committee that evaluate the director independence standards established by the Board (including the definition of independence and the proportion of independent directors) and the Board’s ability to act independently of management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review reports of the Audit Committee relating to compliance with, or material deficiencies from, the Code, and shall review any reports from the Audit Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the Board shall consider the matter. The Board, in conjunction with the Chief Executive Officer and the General Counsel, shall periodically review the Company’s Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the following committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved charters for each established Board committee and shall approve charters for any Board committee established in the future.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of each committee and a chair of the Compensation Committee and the Corporate Governance and Nominating Committee, after receiving recommendations from the Corporate Governance and Nominating Committee.

Meetings and Resources

Meeting Participation

Each director is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such director is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Directors may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than the Trust).

Access to Employees and Outside Advisors

The Board shall have unrestricted access to employees of the Company, and its subsidiaries. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the chair of each Board committee. The Board shall review such position descriptions from time to time, as required.

Position Description for Chief Executive Officer

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the organizational goals and objectives that the Chief Executive Officer has responsibility for meeting. The Board shall periodically review a report of the Compensation Committee reviewing this position description and such organizational goals and objectives.

Appointment and Terms of Employment of Other Officers

The Board shall review the recommendations of the Compensation Committee respecting the appointment and terms of employment of all senior management reporting directly to the Chief Executive Officer, and all other officers appointed by the Board and, if advisable, after consideration of the objectives of the Diversity Policy of the Company and the Trust, approve, any such appointment.

YOUR VOTE IS VERY IMPORTANT – HOW TO CAST YOUR VOTE

Vote only the WHITE form of proxy today or no later than 10:00 a.m. (TORONTO TIME) on June 13, 2017.

Time is short. In order to ensure that your proxy is received in time for the joint annual general meetings to be held on Thursday, June 15, 2017, we recommend that you vote in one of the following ways as soon as possible.

VOTING METHOD	BENEFICIAL HOLDERS If your Stapled Units are held with a broker, bank or other intermediary	REGISTERED HOLDERS If your Stapled Units are held in your name (and/or represented by a physical certificate)

INTERNET	Visit www.proxyvote.com and enter your 16 digit control number located on the enclosed WHITE voting instruction form.	Visit www.investorvote.com and enter your control number located on the enclosed WHITE form of proxy.

TELEPHONE	Canada: Call 1-800-474-7493 U.S.: Call 1-800-454-8683 and provide your 16-digit control number located on the enclosed voting instruction form.	Use any touch-tone phone, call toll free in Canada and U.S.: 1-866-732-VOTE (8683)

FACSIMILE	Canada: Fax your WHITE voting instruction form to 905-507-7793 or toll free to 1-866-623-5305 that your vote is received before the deadline. U.S.: N/A

Within North America: Fax your WHITE form of proxy toll free to 416-263-9524 in order to ensure in order to ensure that your vote is received before the deadline.

Outside North America: Fax your WHITE form of proxy to 1-866-249-7775 in order to ensure that your vote is received before the deadline.

MAIL	Mail your WHITE voting instruction form in reply envelope provided.	Mail your WHITE form of proxy to: Computershare Investor Services Inc. Attention Proxy Department. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call:

North American Toll Free Number: 1-866-822-1237

Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301

Email: inquiries@dfking.com

North American Toll Free Facsimile: 1-888-509-5907

Facsimile: 1-647-351-3176

Any Questions And Requests For Assistance May Be Directed To

Granite’s Proxy Solicitation Agent

North American Toll Free Number: 1-866-822-1237

Outside North America, Banks, Brokers and Collect Calls: 1-201-806-7301

Email: inquiries@dfking.com

North American Toll Free Facsimile: 1-888-509-5907

Facsimile: 1-647-351-3176